
NGSG
NATURAL GAS SERVICES GROUP, INC.
800-580-1828


NGSG
800-580-1828


Pete

NATURAL GAS SERVICES GROUP, INC.

TAKE A CLOSER LOOK

ANNUAL REPORT 2004

Financial Highlights
years ended December 31

	2004	2003	2002
Revenue	**$ 15,958,199**	$ 12,749,522	$ 10,296,541
Pre-tax income	**$ 4,513,947**	$ 2,003,932	$ 1,369,548
Net income	**$ 3,374,028**	$ 1,307,133	$ 786,085
Earning per diluted share	**$ 0.52**	$ 0.23	$ 0.16
Weighted average shares outstanding (Fully Diluted)	**6,382,777**	5,252,531	4,305,053
Cash flow (used in) provided by operations before discontinued operations	**$ 4,697,194**	$ 3,024,420	$ 2,205,954

Stock Data	2004		2003	
	Low	High	Low	High
First Quarter	$ 5.41	$ 7.20	$ 3.70	$ 4.30
Second Quarter	$ 7.20	$ 10.04	$ 3.65	$ 7.25
Third Quarter	$ 7.12	$ 9.45	$ 5.45	$ 6.75
Fourth Quarter	$ 8.07	$ 9.43	$ 5.25	$ 6.24

"Our continuing commitment to grow our rental fleet of natural gas compressors will assure predictable revenue and profit for the future."



$10,491
$7,111
$4,398
$9,000
$6,000
$3,000
2002
2003
2004

Rental Revenue
(x000)



$10,663
$6,972
$4,078
$9,000
$6,000
$3,000
2002
2003
2004

Capital Expenditures – Rental Fleet
(x000)



586
(64,928 H.P)
399
(44,505 H.P.)
304
(30,262 H.P.)
500
400
300
2002
2003
2004

Rental Fleet
Number of Units
(horsepower)

To Our Stockholders



Wallace Sparkman
Chairman of the Board



Stephen C. Taylor
President and Chief Executive Officer

2004 proved to be a record year for our company. Revenues and net income grew to $16 million and $3.374 million ($1.874 million not including extraordinary income), respectively. There are many reasons for the successful year we experienced, among them being our employees' commitment to our customers, the quality of our equipment and our service orientation. We continued to provide competitively priced services and maintained our ability to deliver equipment according to our customer's schedules. Our busiest areas continued to be our Farmington, NM and Bridgeport, TX locations. Non-conventional gas, coal bed methane and gas shale respectively, is the primary focus in these areas and we anticipate continued strong growth in both. Industry statistics note that NGS is the fifth largest rental fleet operator in the U.S. by number of units and we believe we are the largest in our focused market.

A key strategy identified last year was to acquire a mid-sized company that would provide critical mass and economies of scale while contributing to our strategy to continue growing the rental compression business. To this end, NGSG closed on our acquisition of Screw Compressor Systems (SCS) of Tulsa, OK on January 3, 2005. SCS was a fabricator of compressor packages for direct sale to end-users, but our primary attraction was the ability to leverage their engineering skills and fabricating capacity to supplement our growing rental fleet equipment requirements. SCS also brings a robust direct-sale compressor business and a proprietary reciprocating gas compressor product to the company.

Compliance with Sarbanes-Oxley statutes began in 2003 and continues forward with completion currently planned for the 3rd quarter of 2005. Congress recently extended the deadline for small companies to comply, but we have chosen to maintain our momentum and complete our work in advance of the SEC deadline. As we enter 2005 our business continues at a strong pace and, contingent upon favorable gas pricing trends, we anticipate additional gains for the Company.

To capitalize on our opportunities our objectives for 2005 are to:

- Enhance shareholder return through growth and profitability
- Grow higher-margin rental revenues to a greater percentage of our total revenues
- Effectively consolidate and leverage SCS into NGSG
- Expand our rental operations into geographically attractive areas
- Diversify and expand our existing customer base

This is a very busy and exciting time in our industry and for your Company and we continue to move rapidly to capitalize on our opportunities. We are, however, cognizant of the fact the oil and gas markets can be volatile and, while we move forward confidently, we continually monitor our activity for signs of continued strength or potential weakness. We intend to keep our balance sheet healthy and conservatively manage our debt load. Our bank has committed to our rental fleet expansion funding needs for 2005 and we continue to generate free cash flow that contributes approximately 1/3 of the cash needed for that fleet growth.

I want to thank all of our employees for their hard work and dedication, our management team for their diligence and execution and our Directors for their continued excellent guidance. A great company is built on a great foundation and I am confident that we possess the necessary components going forward. I look forward to celebrating our achievements with you in 2005.

Sincerely,

Wallace C. Sparkman
Chairman of the Board

Stephen C. Taylor
President and Chief Executive Officer

About NGS



NGSG
800-580-1828

Company Profile

Natural Gas Services Group, Inc. (AMEX: NGS) manufactures, fabricates, rents and sells rotary screw compressors in sizes up to 500 HP and 350 psig discharge pressures, and reciprocating compressors up to 175 HP and 1440 psig discharge pressures. We field a professional force of service personnel to maintain our rental fleet and to provide 3rd party services to our customers.

Gas compression is the most reliable, cost-effective solution for enhancing the production and gathering of natural gas in producing provinces from the Gulf of Mexico to the Great Lakes. To service these varied geographic areas NGS maintains a rental fleet of over 600 units...the largest in its U.S. market segment. This fleet is maintained through a network of repair and maintenance locations in Midland, TX, Farmington, NM, Bridgeport, TX, Tulsa, OK and Lewiston, MI.

NGS sells standard and custom-designed compressor packages to various customers around the world and fabricates its units at one of the company-owned facilities in Midland, TX, Tulsa, OK or Lewiston, MI. NGS additionally provides compressor rebuild and exchange services in select locations and maintains parts inventories at all service facilities for fleet and customer requirements.

NGS also manufactures and sells flare tip and ignition systems for gas plants and on/offshore producing facilities under the Flare King brand name. The Company's flare systems are also applicable for flaring methane and other by-products of municipal solid waste landfills.

Executive Officers and Directors

Wallace C. Sparkman
Chairman of the Board, Natural Gas Services Group, Inc.

Stephen C. Taylor
President and Chief Executive Officer, Natural Gas Services Group, Inc.

Charles G. Curtis
President and Chief Executive Officer,
Curtis One Inc., d/b/a Roll Stair

Paul D. Hensley
President, Screw Compression Systems, Inc.

William F. Hughes, Jr.
Co-owner, The Whole Wheatery, LLC

Wallace O. Sellers
Former Chief Executive Officer, Enhance Financial Services, Inc.
Former Senior Vice President and Director, Strategic Development for Merrill Lynch

Gene A. Strasheim
Former Chief Financial Officer, Skyline Electronics/Products

Richard L. Yadon
Owner and Operator, Yadeco Pipe & Equipment
President and Co-owner, Midland Pipe & Equipment, Inc.

Earl R. Wait
Chief Financial Officer and Treasurer

Ronald D. Bingham
Vice President

W. Randy Larkin
Vice President – Sales and Marketing

S. Craig Rogers
Vice President

Scott W. Sparkman
Corporate Secretary

Independent Auditors

Hein + Associates, LLP
Dallas, Texas

Legal Counsel

Jackson Kelly PLLC.
Denver, Colorado

Lynch, Chappell, and Alsup
Midland, Texas

Investor Relations

Creative Options Communications IR & PR
3203 Merrimack Lane
Flower Mound, Texas 75022
972-355-6070
www.jdcreativeoptions.com

Transfer Agent & Registrar

Computershare Trust Company, Inc.
Golden, Colorado

Annual Meeting of Shareholders

Date: June 14, 2005, 9:00 A.M.
Hilton Hotel - Midland
117 West Wall Avenue
Midland, Texas 79701

Form 10-KSB Filing

Earl R. Wait
Chief Financial Officer, Natural Gas Services Group, Inc.

Headquarters

2911 SCR 1260
Midland, Texas 79706
(432) 563-3974
(432) 563-5567 fax
www.ngsgi.com

Michigan office

3690 CR 491
Lewiston, Michigan 49756
(989) 786-3788
(989) 786-5182 fax

New Mexico office

3900 N. 1st
Bloomfield, New Mexico 87413
(505) 632-4566
(505) 632-1364 fax

North Texas office

Bldg 107 PR 1420
Bridgeport, TX 76426
(940) 683-5322
(940) 683-5113 fax

Oklahoma office

Screw Compression Systems, Inc.
5725 Bird Creek Avenue
Catoosa, OK 74015
(918) 266-3330
(918) 971-1818 fax

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-31398

NATURAL GAS SERVICES GROUP, INC.

(Name of small business issuer in its charter)

COLORADO (State or other jurisdiction of incorporation or organization)	75-2811855 (I.R.S. Employer Identification No.)
2911 South County Road 1260 Midland, Texas (Address of principal executive offices)	79706 (Zip Code)

Issuer's telephone number: (432) 563-3974

Securities registered under Section 12(b) of the Exchange Act:

Common Stock $.01 Par Value
(Title of Class)

Warrants to Purchase Common Stock
(Title of Class)

Securities registered under Section 12(g) of the Exchange Act:

None
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ✓

State issuer's revenue for its most recent fiscal year: $15,958,199

The aggregate market value of the voting and non-voting common equity held by non-affiliates at March 23, 2004, computed by reference to the closing price of $6.85 per share on the American Stock Exchange, was $16,096,979.

The number of shares outstanding of each of the issuer's classes of common equity on March 23, 2005, was 6,765,764.

Documents Incorporated by Reference
None

Transitional Small Business Disclosure Format Yes ___ No ✓

PART 1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-KSB (this "Report" or this "Form 10-KSB") contains certain forward-looking statements and information pertaining to us, our industries and the oil and gas industry that is based on the beliefs of our management, as well as assumptions made by and information currently available to our management. All statements, other than statements of historical facts contained in this Report, including statements regarding our future financial position, growth strategy, budgets, projected costs, plans and objectives of management for future operation, are forward-looking statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

- conditions in the gas and oil industry, including the demand for natural gas and the price of oil and natural gas,
- competition among the various providers of compression services and products,
- changes in safety, health and environmental regulations pertaining to the production and transportation of natural gas,
- changes in economic or political conditions in the markets in which we operate, and
- introduction of competing technologies by other companies.

In addition, the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operation – Risk Factors" could cause our actual results to differ materially from the expectations reflected in the forward-looking statements contained herein. These statements relate to "Description of Business," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and other sections of this Report. You can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate" and similar terminology. The forward-looking statements in this Report are based largely on our expectations and are subject to a number of risks and uncertainties, which may be beyond our control. Actual results may differ materially from the anticipated or implied results in the forward-looking statements. In light of these risks and uncertainties, we can give no assurance that the forward-looking events and circumstances included in this Report will occur.

ITEM 1. DESCRIPTION OF BUSINESS

History and Organization

We were incorporated under the laws of Colorado on December 17, 1998 and initially operated as a holding company of Flare King, Inc., Hi-Tech Compressor Company, L.C., NGE Leasing, Inc. and CNG Engines Company. In July 2000, Flare King and Hi-Tech merged and then operated as Rotary Gas Systems, Inc. Effective March 31, 2000, we sold CNG.

On March 29, 2001, we acquired, through our then subsidiary, Great Lakes Compression, Inc., all of the compression related assets of Dominion Michigan Petroleum Services, Inc., an unaffiliated company that is a subsidiary of Dominion Resources, Inc. and that was in the business of manufacturing, fabricating, selling, leasing and maintaining natural gas compressors. As a part of the transaction, an affiliate of Dominion Michigan committed to purchase or to enter into five year leases for compressors totaling five thousand horsepower. The purchases or leases are to be made by December 31, 2005.

On October 24, 2002, we closed our initial public offering under a registration statement on Form SB-2 that was declared effective on October 21, 2002. In the offering, we sold a total of 1,500,000 shares of our common stock and warrants to purchase 1,500,000 shares of our common stock at a total of $5.25 per share and one warrant for an aggregate amount $7,875,000. After deducting the total expenses of the offering, we received net offering proceeds of approximately $6,529,170.

On March 27, 2003, we acquired 28 compressor packages from Hy-Bon Engineering Company, Inc. for $2,150,000.

On January 1, 2004, our then wholly-owned subsidiaries were merged into us and, in June 21, 2004, Hy-bon Rotary Compression LLC, a limited liability company in which we owned a 50% interest, was dissolved. Presently, all of our assets are owned by, and our business is conducted through, Natural Gas Services Group, Inc., and its wholly-owned subsidiary, Screw Compression Systems, Inc. On October 18, 2004, Natural Gas Services Group, Inc. entered into a Stock Purchase Agreement with Screw Compression Systems, Inc., or "SCS", and the stockholders of SCS. Under this agreement, Natural Gas Services Group purchased all of the outstanding shares of capital stock of SCS. This transaction was completed January 3, 2005 and Natural Gas Services Group, Inc., will begin reporting combined financial information with SCS in January 2005. This filing does not include any financial information related to this transaction since it was completed in fiscal year 2005.

Company Business

Overview

We provide equipment and services to the natural gas and oil industry. We manufacture, fabricate, sell and lease natural gas compressors that enhance the production of oil and gas wells and we provide maintenance services for those compressors. We define a natural gas compressor as a mechanical device with one basic goal – to deliver gas at a pressure higher than that originally existing. It may be powered by a natural gas burning engine or an electric motor to accommodate different applications. Gas compression is undertaken to transport and distribute natural gas to pipelines. Pipeline pressures vary and with the addition of new wells to the pipeline, the need for compression increases. We also manufacture and sell flare tips and ignition systems for oil and gas plant and production facilities. We define a flare tip as a burner on the upper end of a flare stack that is designed to combust waste gases to assure a clean environment. An ignition system is a pilot light or a spark generator that assures continuous ignition of the waste gases going through the burner in the flare tip.

We primarily lease natural gas compressors. As of December 31, 2004, we had 549 natural gas compressors under lease to third parties.

We also fabricate natural gas compressors for our customers, designing compressors to meet unique specifications dictated by well pressures, production characteristics and particular applications for which compression is sought.

We have established an exchange and rebuild program to attempt to help minimize costs and maximize revenue for our customers. Under the program, we work with maintenance and operating personnel of a customer to identify equipment for exchange. When we receive a compressor for exchange because of a maintenance problem, we deliver to our customer a replacement compressor at full price. We then rebuild the exchange compressor and credit our customer an amount based on the value of the rebuilt compressor. We also offer a retrofitting service by repackaging a customer's compressor with a compressor that meets our customer's changed conditions.

We design, manufacture, install and service flare stacks and related ignition and control devices for onshore and offshore burning of gas compounds such as hydrogen sulfide, carbon dioxide, natural gas and liquefied petroleum gases.

We have manufacturing and fabrication facilities located in Lewiston, Michigan, and Midland, Texas, where we manufacture and fabricate natural gas compressors. We design and manufacture natural gas flare systems, components and ignition systems in our facility in Midland, Texas, for use in oilfield, refinery and petrochemical plant applications. We also have service facilities located in Midland, Texas, Lewiston, Michigan, Bridgeport, Texas and Bloomfield, New Mexico to provide maintenance inventory and support for our rental compressor fleet and for third party services.

We currently provide our products and services to a customer base of oil and gas exploration and production companies operating primarily in Colorado, Kansas, Louisiana, Michigan, New Mexico, Oklahoma, Texas and Wyoming.

We maintain our principal office at 2911 South County Road 1260, Midland, Texas 79706 and our telephone number is (432) 563-3974.

Industry Background

Our products and services are related to the oil and natural gas industries. The oil and natural gas industry is comprised of several large, well-capitalized companies accounting for the majority of the market. There also exist a large number of small privately held companies making up the remainder of the market. According to information from the Energy Information Administration there is a growing demand for natural gas in this country.

We believe that there will continue to be a growing demand for natural gas. Because of this, demand for our products and services are expected to continue to rise as a result of:

- the increasing demand for energy, both domestically and abroad;
- environmental considerations which provide strong incentives to use natural gas in place of other carbon fuels;
- the cost savings of using natural gas rather than electricity for heat generation;
- implementation of international environmental and conservation laws;
- the aging of producing natural gas reserves worldwide; and
- the extensive supply of undeveloped natural gas reserves.

By using a compressor, the operator of a natural gas well is able to increase the pressure of natural gas from a well to make it economically viable by enabling gas to continue to flow in the pipeline to its destination. We feel that we are well positioned through our gas compression and flare system activities to take advantage of the aging of reserves and the development of new reserves.

The Compression Business

Natural gas compressors are used in a number of applications intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compression equipment is often required to boost a well's production to economically viable levels and enable gas to continue to flow in the pipeline to its destination. We believe that most producing gas wells in North America, at some point, will utilize compression. As of December 31, 2003, the Energy Information Administration reported that there were approximately 393,327 producing gas and gas condensate wells in the United States. The states where we currently operate, account for approximately 273,123 of these wells.

The Leasing Business

We primarily lease natural gas compressors. As of February 28, 2005, we had 635 natural gas compressors totaling approximately 70,242 horsepower leased to 54 third parties, compared to 385 natural gas compressors totaling approximately 43,149 horsepower leased to 45 third parties at February 28, 2004. Of the 635 natural gas compressors, 51 were leased to Dominion Michigan and its affiliates.

As a part of our leasing business, in 2000 we formed a limited liability company, Hy-Bon Rotary Compression LLC, ("HBRC") with Hy-Bon Engineering Company, Inc., a non-affiliated company, to lease natural gas compressors. We formed HBRC to lease compressors to a customer with which the non-affiliated company had a relationship. The non-affiliated company owned 50% and we owned 50% of HBRC. The non-affiliated company managed HBRC. We split the expenses of HBRC with the other company. After the payment of expenses, we received whatever profit is realized by HBRC in proportion to the amount received by HBRC from the lease of natural gas compressors that are contributed by us and by the non-affiliated company to HBRC. As of February 28, 2003, we had contributed 40 compressors and the non-affiliated company had contributed 28 compressors to HBRC.

On March 27, 2003, to be effective January 1, 2003, we purchased and Hy-Bon sold to us the 28 compressor packages it contributed. In consideration therefore, we paid Hy-Bon $2,150,000. The $2,150,000 was borrowed by us from our current lender.

Hy-Bon has withdrawn as a member of HBRC effective as of January 1, 2003. We, as the other member of HBRC, retained all assets of HBRC, which as of January 1, 2003, had an unaudited aggregate value of approximately $346,000. We dissolve HBRC in 2004 and have agreed to not operate using the name Hy-Bon.

In addition to 118 units covered under written maintenance agreements covering non-owned compressor units that we had entered into at February 28, 2005, we provide maintenance as a part of our compressor leases. Many companies and individuals are turning to leasing of equipment instead of purchasing. Leasing does not require the purchaser to make large capital expenditures for new equipment or to obtain financing through a lending institution. This frees the customer's assets for developing the customer's business. Our leases generally have initial terms of from six to 24 months and then continue on a month-to-month basis. The leases with Dominion Exploration have an initial five-year term expiring between 2006 and 2010. Lease rentals are paid monthly. At the end of a lease term, the customer may continue to pay monthly rentals on the equipment, or we may require them to return it to us.

Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure their compressor units to optimize the well production or pipeline efficiency. Because the equipment is highly technical, a trained staff of field service personnel, a substantial parts inventory and a diversified fleet of natural gas compressors are often necessary to perform reconfiguration functions in an economic manner. It is not efficient or, in many cases, economically possible for independent natural gas producers to maintain reconfiguration capabilities individually. Also, our management believes that, in order to streamline their operations and reduce their capital expenditures and other costs, a number of major oil and gas companies have sold portions of their domestic energy reserves to independent energy producers and have outsourced many facets of their operations. We believe that these initiatives are likely to contribute to increased rental of compressor equipment. For that reason, we have created our own compressor-rental fleet to take advantage of the rental market, we spent approximately $10,663,000 in 2004 to expand our natural gas compressor inventory, and we intend to spend approximately $16,800,000 in 2005 on natural gas compressors.

The size, type and geographic diversity of our rental fleet enables us to provide our customers with a range of compression units that can serve a wide variety of applications, and to select the correct equipment for the job, rather than the customer trying to fit the job to its own equipment. We base our gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of contract, and the inclusion of any other services desired, such as leasing, installation, transportation and daily operation.

Custom Fabrication

We also engineer and fabricate natural gas compressors for our customers to meet their unique specifications based on well pressure, production characteristics and the particular applications for which compression is sought. In order to meet the ongoing needs of our customers for whom we custom fabricate, we offer a variety of services, including: (i) engineering, manufacturing and fabrication of the compressors; (ii) installation and testing of compressors; (iii) ongoing performance review to assess the need for a change in compression: and (iv) periodic maintenance and parts replacement. We receive revenue for each service.

Maintenance

Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment and compression checks and other parametric checks indicate a change in the condition of the compressors. In addition, oil and wear-particle analysis is performed on all compressors. Overhauls are done on a condition-based interval or a time-based schedule. Based on our past experience, these maintenance procedures maximize component life and unit availability and minimize downtime.

As of February 28, 2005, we had written maintenance agreements with third parties relating to 118 compressors. Each written maintenance agreement has from two to 5 years left on its term and each expires on December 31 in the expiration year. During our years ended December 31, 2004 and 2003, we received revenue of approximately $1,618,000 and $1,073,000 (approximately 10% and 8% of our total consolidated revenue), respectively, from maintenance agreements.

Exchange and Rebuild Program

We have established an exchange and rebuild program to attempt to help minimize costs and maximize our customers' revenue. This program is designed for operations with rotary screw compressors where downtime and lost revenue are critical.

Under the program, we work with our customer's maintenance and operating personnel to identify and quantify equipment for exchange. When we receive a compressor for exchange due to a problem with the compressor, we deliver to our customer a replacement compressor at full price. We then rebuild the exchange compressor and credit our customer with an amount based on the value of the compressor we rebuild.

This program enables our customers to obtain replacement compressors and shorten the time that the customer is unable to realize gas production from one or more wells because of the lack of a compressor.

During the years ended December 31, 2004 and 2003, we received revenue of approximately $515,000 and $597,000 (approximately 3.2% and 4.7% of our total consolidated revenue), respectively, from exchanging and rebuilding rotary screw compressors for third parties.

Retrofitting Service

We recognize the capital invested by our customers in compressors. We also recognize that producing wells and gas gathering systems change significantly during their operating life. To meet these changing conditions and help our customers maximize their operating income, we offer a retrofitting service by repackaging a customer's compressor with a compressor that meets our customer's changed conditions.

The Flare Business

The drilling for and production of oil and gas results in certain gaseous hydrocarbon byproducts that generally must be burned off at the source. Although flares and flare systems have been part of the oilfield and petrochemical environment for many years, increasing regulation of emissions has resulted in a significant increase in demand for flare systems of increasingly complex design meeting new environmental regulations. Growth is primarily related, as is the case for most industries connected with oil and gas, to the price of oil and gas and new environmental regulations.

We design, manufacture, install and service flare stacks and related ignition and control devices for the onshore and offshore burning of gas compounds such as hydrogen sulfide, carbon dioxide, natural gas and liquefied petroleum gases. We produce two ignition systems for varied applications: (a) a standing jet-like pipe for minimal fuel consumption, with a patented electronic igniter; and (b) an electronic sparked ignition system. Flare tips are available in carbon steel as well as many grades of stainless steel alloys. The stacks can be free standing, guyed, or trailer mounted. The flare stack and ignition systems use a smokeless design for reduced emissions to meet or exceed government regulated clean air standards. Our product line includes solar-powered flare ignition systems and thermocouple control systems designed to detect the loss of combustion in the product stream and reignite the product stream. These products contain specially-designed combustion tips and utilize pilot flow Venturi tubes to maximize the efficient burning of waste gas with a minimal use of pilot or assist gas, thereby minimizing the impact on the environment of the residual output. Increased emphasis on "clean air" and industry emissions has had a positive effect on the flare industry. Our broad energy industry experience has allowed us to work closely with our customers to seek cost-effective solutions to their flare requirements.

During the years ended December 31, 2004 and 2003, we sold 74 and 62 flare systems, respectively, to our customers generating approximately $1,160,000 and $821,000 (approximately 7% and 6% of our total consolidated revenue) in revenue, respectively.

Major Customers

Sales to two customers in the year ended December 31, 2004 amounted to a total of 21% and 17% respectively of consolidated revenue. Sales to two customers in the year ended December 31, 2003 amounted to 28% and 10% respectively of consolidated revenue. No other single customer accounted for more than 10% of the Company's sales in 2003 or 2004. At December 31, 2004, two customers accounted for 12% and 10% respectively, of the Company's trade accounts receivable.

Continuing Product Development

We engage in a continuing effort to improve our compressor and flare operations. Continuing development activities in this regard include new and existing product development testing and analysis, process and equipment development and testing, and product performance improvement. We also focus our activities on reducing overall costs to the customer, which include the initial capital cost for equipment, the monthly leasing cost if applicable, and the operating costs associated with such equipment, including energy consumption, maintenance costs and environmental emissions.

During our years ended December 31, 2004 and 2003, we did not spend any material amounts on research and development activities. Rather, product improvements were made as a part of our normal operating activities.

Sales and Marketing

General. We conduct our operations from four locations. These locations, with the exception of our executive offices, maintain an inventory for local customer requirements, trained service technicians, and manufacturing capabilities to provide quick delivery and service for our customers. Our sales force also operates out of these locations and focuses on communication with our customers and potential customers through frequent direct contact, technical assistance, print literature, direct mail and referrals. Our sales and marketing is performed by nine employees.

Additionally, our personnel coordinate with each other to develop relationships with customers who operate in multiple regions. Our sales personnel maintain intensive contact with our operations personnel in order to promptly respond to and address customer needs. Our overall sales efforts concentrate on demonstrating our commitment to enhancing the customer's cash flow through enhanced product design, fabrication, manufacturing, installation, customer service and support.

During the years ended December 31, 2004 and 2003, we spent approximately $46,000 and $38,000, respectively, on advertising.

Compression Activity. The compression marketing program emphasizes our ability to design and fabricate natural gas compressors in accordance with the customer's unique specifications and to provide all necessary service for such compressors.

Flare Systems Activity. The flare systems marketing program emphasizes our ability to design, manufacture, install and service flares with the updated technology.

Competition

Compression Activity. The natural gas compression business is competitive. We experience competition from companies with greater financial resources. On a regional basis, we experience competition from several smaller companies that compete directly with us. We have a number of competitors in the natural gas compression segment, but we do not have sufficient information to determine our competitive position within that group. We believe that we compete effectively on the basis of price, customer service, including the ability to place personnel in remote locations, flexibility in meeting customer needs and quality and reliability of our compressors and related services.

Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental compressors in our rental fleet increases, the number of sales, support, and maintenance personnel required and the minimum level of inventory does not increase commensurately. As a result of economies of scale, we believe that we, with a growing rental fleet, have relatively lower operating costs and higher margins than smaller companies.

Flare Systems Activity. The flare business is highly competitive. We have a number of competitors in the flare systems segment, but we do not have sufficient information to determine our competitive position within that group. We believe that we are able to compete by our offering products specifically engineered for the customer's needs.

Employees

As of December 31, 2004, we had 111 total employees of which 110 were fulltime employees. No employees are represented by a labor union.

Liability and Other Insurance Coverage

Our equipment and services are provided to customers who are subject to hazards inherent in the oil and gas industry, such as blowouts, explosions, craterings, fires, and oil spills. We maintain liability insurance that we believe is customary in the industry. We also maintain insurance with respect to our facilities. Based on our historical experience, we believe that our insurance coverage is adequate.

Government Regulation

We are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission and discharge of materials into the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Clean Air Act and the Resource Conservation and Recovery Act. As a result of our operations, we generate or manage hazardous wastes, such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. We currently spend a negligible amount each year to dispose of the wastes. Although we attempt to identify and address contamination before acquiring properties, and although we attempt to utilize generally accepted operating and disposal practices, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by us or on or under locations where such wastes have been taken for disposal. These properties and the wastes or remedial sites where they have been released might have to be remediated at our expense.

We believe that our existing environmental control procedures are adequate and we have no current plans for substantial operating or capital expenditures relating to environmental control requirements. We believe that we are in substantial compliance with environmental laws and regulations and that the phasing in of emission controls and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse affect on our financial condition or operational results. Some risk of environmental liability and other costs are inherent in the nature of our business, however, and there can be no assurance that environmental costs will not rise. Moreover, it is possible that future developments, such as increasingly strict requirements and environmental laws and enforcement policies thereunder, could lead to material costs of environmental compliance by us. While we may be able to pass on the additional cost of complying with such laws to our customers, there can be no assurance that attempts to do so will be successful.

Patents, Trademarks and Other Intellectual Property

We believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent, trademark, or copyright. Nevertheless, as part of our ongoing research, development and manufacturing activities, we have a policy of seeking patents when appropriate on inventions concerning new products and product improvements. We currently own two United States patents covering certain flare system technologies, which expire in May 2006 and in January 2010, respectively. We do not own any foreign patents. Although we continue to use the patented technology and consider it useful in certain applications, we do not consider these patents to be material to our business as a whole.

Suppliers and Raw Materials

With respect to our flare system and compressor operations, our raw materials used consist of cast and forged iron and steel. Such materials are generally available from a number of suppliers, and accordingly, we are not dependent on any particular supplier for these new materials. We currently do not have long-term contracts with our suppliers of raw materials, but believe our sources of raw materials are reliable and adequate for our needs. We have not experienced any significant supply problems in the past.

Certain components of our compressors are obtained primarily from four suppliers. If either one of our current major suppliers should curtail its operations or be unable to meet our needs, we would encounter delays in supplying our customers with compressors until an alternative supplier could be found. We may not be able to find acceptable alternative suppliers.

ITEM 2. DESCRIPTION OF PROPERTY

We maintain our executive offices in Midland, Texas. This facility is owned by us and is used for manufacturing, fabrication, remanufacturing, operations, testing, warehousing and storage, general and administrative functions and training.

The facility in Midland is an approximately 24,600 square foot building that provides us with sufficient space to manufacture, fabricate and test our equipment on site and has land available to expand the building when needed. Our current facilities in Midland are anticipated to provide us with sufficient space and capacity for at least the next year and thus there are no current plans to open new locations, unless they are acquired as a result of any future acquisitions.

The facilities in Lewiston, Michigan consist of a total of approximately 15,360 square feet. Approximately 9,360 square feet are used as offices and a repair shop and approximately 6,000 square feet are used for manufacturing and fabrication of compressors and storage.

The facility in Bloomfield, New Mexico is an approximately 4,000 square foot building that is leased at a current rate of $2,650 per month pursuant to a lease that terminates in May 2008. Approximately 1,000 square feet are used as office space and approximately 3,000 square feet are used for shop space.

The facility in Bridgeport, Texas is an approximately 4,500 square foot building that is leased at a current rate of $1,500 per month pursuant to a lease that terminates in August 2006. Approximately 500 square feet is used as office space and approximately 4,000 square feet is used as shop space.

We also own an approximately 4,100 square foot building in Midland that is leased at a current rate of $1,050 per month to an unaffiliated party pursuant to a lease that terminates in May 2005. This facility previously contained our executive offices and manufacturing and fabrication operations.

We believe that our properties are generally well maintained and in good condition.

ITEM 3. LEGAL PROCEEDINGS

There are no pending legal proceedings against our properties or us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to a vote of our security holders during the fourth quarter of 2004.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock and warrants are quoted on the American Stock Exchange under the symbols NGS and NGS.WS, respectively. The following table sets forth for the periods indicated the high and low sales prices for our common stock and warrants as reported by the American Stock Exchange. Our common stock and warrants began trading on October 21, 2002.

	Common Stock		Warrants	
	High	Low	High	Low
Oct. 21, 2002 through Dec. 31, 2002	$4.25	$3.35	$0.90	$0.25
2003				
First Quarter	$4.30	$3.70	$0.80	$0.63
Second Quarter	$7.25	$3.65	$1.55	$0.55
Third Quarter	$6.75	$5.45	$1.65	$1.06
Fourth Quarter	$6.24	$5.25	$1.70	$1.25
2004				
First Quarter	$7.20	$5.41	$2.30	$1.15
Second Quarter	$10.04	$7.20	$4.10	$2.00
Third Quarter	$9.45	$7.12	$3.85	$2.48
Fourth Quarter	$9.43	$8.07	$3.82	$3.08

As of December 31, 2004, there were approximately 32 holders of record of our common stock and 3 holders of record of our warrants. The number of holders of record does not include holders whose securities are held in street name.

We have never declared or paid any dividends on our common stock. We anticipate that, for the foreseeable future, all earnings will be retained for use in our business and no cash dividends will be paid to holders of our common stock. If we were to pay cash dividends in the future on the common stock, it would be dependent upon our:

- financial condition,
- results of operations,
- current and anticipated cash requirements,
- plans for expansion,
- restrictions, if any, under debt obligations,

As well as other factors that our board of directors deemed relevant. Our agreement with our bank contains provisions that restrict us from paying dividends on our common stock.

The following is a table with information regarding our equity compensation plans as of December 31, 2004:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants and rights *(b)*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) *(c)*
Equity compensation plans approved by security holders	107,000	$5.26	32,000
Equity compensation plans not approved by security holders	-	-	-
Total	107,000	$5.26	32,000

Sales of Unregistered Securities during the Year Ended December 31, 2004

On July 20, 2004, the Company and CBarney Investments, Ltd. entered into a Securities Purchase Agreement. Under this agreement, the Company issued and sold 649,574 shares of its common stock to CBarney at $7.69736 per share. The per share price was determined by multiplying (x) $8.747, the average closing market price of the common stock on the American Stock Exchange for the twenty consecutive trading days ended July 15, 2004, times (y) eighty-eight percent. The Company received aggregate gross proceeds of $5,000,000 and net proceeds of $4,950,000. The issuance and sale of the common stock was made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering. All of the shares are "restricted" securities within the meaning of Rule 144 under the Securities Act and bear a legend to that effect. However, we did file a registration statement with the Securities and Exchange Commission registering the resale of the common stock. There were no underwriters involved in the transaction.

On March 26, 2004, all the remaining holders of the shares of our outstanding 10% Convertible Series A Preferred Stock converted their shares into shares of our common stock. There was no underwriter involved in the transactions. The shares of our common stock were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering. All of the shares are "restricted" securities within the meaning of rule 144 under the Securities Act and bear a legend to that effect. All of the holders were accredited investors.

During the twelve months ended December 31, 2004 we issued 74,560 shares of common stock to three persons upon the exercise of their warrants. The shares were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued had access to full information concerning us. The certificates for the shares contain restrictive legends advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the Securities Act of 1933. There was no underwriter involved in the issuance of the 74,560 shares.

No repurchases of our securities were made by on our behalf of us or any "affiliated purchaser" as defined in Rule 10b – 18(a)(3) during the fourth quarter of the year ended December 31, 2004.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and attached notes thereto and the other financial information included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of any number of factors, including those set forth under the section entitled "Risk Factors" and elsewhere in this Report.

Overview

We have combined the operations of our wholly-owned subsidiaries: Rotary Gas Systems, NGE Leasing and Great Lakes Compression. These entities provide products and services to the oil and gas industry and are engaged in (1) the manufacture, sale and rental of natural gas compressors to enhance the productivity of oil and gas wells, and (2) the manufacture, sale and rental of flares and flare ignition systems for plant and production facilities. We have been the parent company and provide administrative and management support and, therefore, have expenses associated with that activity. On January 1, 2004, we merged our subsidiaries into us.

Results of Operations

Twelve Months Ended December 31, 2004, Compared to the Twelve Months Ended December 31, 2003.

Total revenue increased from $12,750,000 to $15,958,000 or 25% for the twelve months ended December 31, 2004 compared to the same period ended December 31, 2003. This was mainly the result of increased leasing income as discussed below.

Sales revenue from outside sources decreased from $3,865,000 to $3,593,000, or 7% for the twelve months ended December 31, 2004 compared to the same period ended December 31, 2003. Sales from outside sources included: (1) Compressor unit sales, (2) Flare sales, (3) Parts sales and (4) Compressor rebuilds. This decrease was mainly the result of a reduction in the sale of compressor units to outside third parties in the twelve months ended December 31, 2004 compared to the same period in 2003. Because our products are custom-built, fluctuations in revenue from outside sources is not unusual and our focus has been more on building a rental base than on the sale of equipment.

Service and maintenance revenue increased from $1,773,000 to $1,874,000, or 6% for the twelve months ended December 31, 2004 compared to the same period ended December 31, 2003.

Leasing revenue increased from $7,111,000 to $10,491,000, or 48% for the twelve months ended December 31, 2004 compared to the same period ended December 31, 2003. This increase was the result of additional units added to our rental fleet and leased to third parties. The company ended the 2004 year with 585 compressor packages in its rental fleet, up from 399 units at December 31, 2003.

Total Revenue Breakdown for Twelve months ended December 31, 2004		
Sales Revenue		23%
Service & Maintenance Revenue		12%
Leasing Revenue		65%

The gross margin percentage increased from 52% for the twelve months ended December 31, 2003, to 56% for the same period ended December 31, 2004. This improvement resulted mainly from the relative increase in leasing revenue as a percentage of the total revenue. Our rental fleet carries a gross margin averaging 70%, and an increase in rentals improves our total gross margin.

Selling, general and administrative expense increased from $2,292,000 to $2,652,000 or 16% for the twelve months ended December 31, 2004, as compared to the same period ended December 31, 2003. This was mainly the result of the increase in commissions from additional leasing contracts on gas compressors to third parties, and an increase in professional fees related to regulatory filings and Sarbanes- Oxley compliance matters.

Depreciation and amortization expense increased 42 % from $1,726,000 to $2,444,000 for the twelve months ended December 31, 2004, compared to the same period ended December 31, 2003. This increase was the result of 186 new gas compressor rental units being added to rental equipment from December 31, 2003 to December 31, 2004.

Other income and expense increased approximately $1,445,000 for the twelve months ended December 31, 2004, compared to the same period ended December 31, 2003. This increase was due mainly from the receipt of $1,500,000 in life insurance payable in connection with the death of Mr. Wayne L. Vinson, our former President and C.E.O. His death on March 15, 2004 left the company as the beneficiary of two life insurance policies, one for $1,000,000, and one for $500,000.

Interest expense increased $770,000 or 26% for the twelve months ended December 31, 2004 compared to the same period ended December 31, 2003, mainly due to the increased loan balances on vehicles and rental equipment.

Provision for income tax increased $443,000 or 64%, primarily due to the increase in net taxable income. The income from the life insurance proceeds described above is not subject to federal income tax.

Net Income for the year increased 158% mainly from increased rental activity and life insurance proceeds.

Critical Accounting Policies and Practices

We have identified the policies below as critical to our business operations and the understanding of our results of operations. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our critical accounting policies are as follows:

- revenue recognition;
- estimating the allowance for doubtful accounts;
- accounting for income taxes;
- valuation of long-lived and intangible assets and goodwill; and
- valuation of inventory

Revenue recognition

We recognize revenue from sales of compressors or flare systems at the time of shipment and passage of title when collectability is reasonably assured. We also offer certain of our customers the right to return products that do not function properly within a limited time after delivery. We continuously monitor and track such product returns and we record a provision for the estimated amount of such future returns, based on historical experience and any notification we receive of pending returns. While such returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse impact on our operating results for the period or periods in which such returns occur.

When product is billed to customers based on contractual agreements, but has not yet been shipped, payments are recorded as deferred revenue, pending shipment.

Rental and lease revenue are recognized over the terms of the respective lease agreements based upon the classification of the lease.

Service and maintenance revenue is recognized as the service is provided or over the term of the agreement, as applicable.

Allowance for doubtful accounts receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since 22% of our accounts receivable are concentrated in approximately two customers at December 31, 2004, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our accounts receivables and our future operating results.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our Federal income taxes as well as income taxes in each of the states in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not probable, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense in the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Valuation of long-lived and intangible assets and goodwill

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends;

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

In 2002, Statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we ceased to amortize approximately $2.6 million of goodwill as of January 1, 2002. In lieu of amortization, we are required to perform an annual impairment review of our goodwill. Based upon valuations in June 2003 and June 2004, of our reporting units with goodwill, we did not record an impairment charge during either year.

Inventories

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

Recently Issued Accounting Pronouncements

On December 16, 2004, the FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment.* Statement 123(R) requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123(R) in the first interim or annual reporting period that begins after December 15, 2005. Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.

Seasonality and Economic Conditions

Our sales are affected by the timing of planned development and construction projects by energy industry customers.

We do not believe that inflation had a material impact upon our results of operations during the year ended December 31, 2004, or during the year ended December 31, 2003.

Liquidity and Capital Resources

We have funded our operations through public and private offerings of our common and preferred stock, subordinated debt, and bank debt. At December 31, 2004, we had cash and cash equivalents of approximately $685,000, working capital of approximately $640,000 and debt of approximately $13,018,000 of which approximately $3,728,000 was classified as current. We had approximately $4,697,000 of net cash flow from operating activities during the twelve months ending December 31, 2004. This was primarily from net income of approximately $3,374,000 plus depreciation and amortization of approximately $2,444,000 and increases in deferred taxes of approximately $1,120,000, offset by an increase in accounts receivable and inventory of approximately $1,182,000 and 1,915,000 respectively.

Market Risk

We significantly rely upon debt financing provided by various financial institutions. Most of these instruments contain interest provisions that are at least a percentage point above the published prime rate. This creates a vulnerability to us relative to the movement of the prime rate. Should the prime rate increase, our cost of funds will increase and affect our ability to obtain additional debt. We have not engaged in any hedging activities to offset such risks.

Risk Factors

You should carefully consider the following risks. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial may also impair our business.

If any of the events described in the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading prices of our common stock or warrants could decline and you could lose all or part of your investment.

Our current debt is large and may negatively impact our current and future financial stability.

As of December 31, 2004 we had an aggregate of approximately $13,018,000 of outstanding indebtedness not including accounts payable and accrued expenses of approximately $2,355,000. As a result of our significant indebtedness, we might not have the ability to incur any substantial additional indebtedness. The level of our indebtedness could have several important effects on our future operations, including:

- our ability to obtain additional financing for working capital, acquisitions, capital expenditures and other purposes may be limited;

- a significant portion of our cash flow from operations may be dedicated to the payment of principal and interest on our debt, thereby reducing funds available for other purposes; and

- our significant leverage could make us more vulnerable to economic downturns.

If we are unable to service our debt, we will likely be forced to take remedial steps that are contrary to our business plan.

As of December 31, 2004, our principal payments for our debt service requirements on a monthly, quarterly and annual basis were approximately $312,000, $936,000, and $3,745,000, respectively. It is possible that our business will not generate sufficient cash flow from operations to meet our debt service requirements and the payment of principal when due. If this were to occur, we may be forced to:

- sell assets at disadvantageous prices;

- obtain additional financing; or

- refinance all or a portion of our indebtedness on terms that may be very unfavorable to us.

Our current bank loan contains covenants that limit our operating and financial flexibility and, if breached, could expose us to severe remedial provisions.

Under the terms of the bank loan, we must:

- comply with a debt to asset ratio;

- maintain minimum levels of tangible net worth;

- not exceed specified levels of debt;

- comply with a cash flow to fixed charges ratio;

- comply with a debt to net worth ratio; and

- not incur additional debt over a specified amount.

Our ability to meet the financial ratios and tests under our bank loan can be affected by events beyond our control, and we may not be able to satisfy those ratios and tests. A breach under either could permit the bank to accelerate the debt so that it is immediately due and payable. No further borrowings would be available under the credit facility. If we were unable to repay the debt, the bank could proceed against our assets.

Approximately 69% of our compressor leases are leased for terms of six months or less that, if terminated, would adversely impact our revenue and our ability to recover our initial equipment costs.

Approximately 69% of our compressor leases are for terms of up to six months. There is a possibility that these leases could be terminated by lessees within short periods of time and that we may not be able to recover the cost of the compressor for which a lease is terminated.

The anticipated revenue from the affiliate of Dominion Michigan cannot be guaranteed.

In connection with our acquisition of the compression related assets of Dominion Michigan, an affiliate of Dominion Michigan committed to purchase compressors from us or enter into five year leases of compressors with us totaling five-thousand horsepower an expires December 31, 2005. If, for any reason, the affiliate does not fulfill this obligation to any material extent, our cash flow will be significantly reduced and we may not be able to pay the principal or interest on our debt as it becomes due.

We rely on one customer for a significant amount of our business and the loss of this customer could adversely affect our operating results and lower the price of our common stock

During the years ended December 2004 and 2003, Dominion Exploration & Production, Inc. accounted for approximately 21% and 28% of our consolidated revenue, respectively. The loss of Dominion Exploration as a customer could cause our operating results to fall below market analysts' expectations and lower the price of our common stock.

We are dependent on a few suppliers for some of our compressor components and the loss of one of these suppliers could cause a delay in the manufacturing of our compressors and reduce our revenue.

We currently obtain approximately 20% of our compressor components from three suppliers. We order from these suppliers as needed and we have no long-term contracts with any of these suppliers. If any of these of these suppliers should curtail its operations or be unable to meet our needs, we would encounter delays in supplying our customers with compressors until an alternative supplier, if any, could be found. Such delays in our manufacturing process could reduce our revenue and negatively impact our relationships with customers.

Decreased oil and gas industry expenditure levels would adversely affect our revenue.

Our revenue is derived from expenditures in the oil and gas industry which, in turn, are based on budgets to explore for, develop and produce oil and natural gas. If these expenditures decline, our revenue will suffer. The industry's willingness to explore, develop and produce depends largely upon the prevailing view of future oil and gas prices. Many factors affect the supply and demand for oil and gas and, therefore, influence product prices including:

- the level of oil and gas production;
- the levels of oil and gas inventories;
- the expected cost of developing new reserves;
- the cost of producing oil and gas;
- the level of drilling activity;
- inclement weather;
- worldwide economic activity;
- regulatory and other federal and state requirements in the United States;
- the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;
- terrorist activities in the United States and elsewhere;
- the cost of developing alternate energy sources;
- environmental regulation; and
- tax policies.

If the demand for oil and gas decreases, then demand for our compressors likely will decrease.

The intense competition in our industry could result in reduced profitability and loss of market share for us.

We sell or lease our products and sell our services in competitive markets. In most of our business segments, we compete with the oil and gas industry's largest equipment and service providers who have greater name recognition than we do. These companies also have substantially greater financial resources, larger operations and greater budgets for marketing, research and development than we do. They may be better able to compete in making equipment available quickly and more efficiently, meeting delivery schedules or reducing prices. As a result, we could lose customers and market share to those competitors. These companies may also be better positioned than us to successfully endure down turns in the oil and gas industry.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better prices, features, performance or other competitive characteristics than our products and services. Competitive pressures or other factors also may result in significant price competition that could harm our revenue and our business.

We might be unable to employ adequate technical personnel, which could hamper our plans for expansion or increase our costs.

Many of the compressors that we sell or lease are technically complex and often must perform in harsh conditions. We believe that our success depends upon our ability to employ and retain a sufficient number of technical personnel who have the ability to design, utilize, enhance and maintain these compressors. Our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force or cause an increase in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our operations and growth potential could be impaired.

If we do not develop, produce and commercialize new competitive technologies and products, our revenue may decline.

The markets for natural gas compressor products and services and for flare systems, ignition systems and components for plant and production facilities are characterized by continual technological developments. As a result, substantial improvements in the scope and quality of product function and performance can occur over a short period of time. If we are not able to develop commercially competitive products in a timely manner in response to changes in technology, our business and revenue may be adversely affected.

We may encounter financial constraints or technical or other difficulties that could delay introduction of new products and services in the future. Our competitors may introduce new products before we do and achieve a competitive advantage.

Additionally, the time and expense invested in product development may not result in commercial applications that provide revenue. We could be required to write off our entire investment in a new product that does not reach commercial viability. Moreover, we may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, or lack of demand.

We are subject to extensive environmental laws and regulations that could require us to take costly compliance actions that could harm our financial condition.

Our manufacturing and maintenance operations are significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. In these operations, we generate and manage hazardous wastes such as solvents, thinner, waste paint, waste oil, washdown wastes, and sandblast material. We attempt to use generally accepted operating and disposal practices and, with respect to acquisitions, will attempt to identify and assess whether there is any environmental risk before completing an acquisition. Based on the nature of the industry, however, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by us or on or under other locations where such wastes have been taken for disposal. The waste on these properties may be subject to federal or state environmental laws that could require us to remove the wastes or remediate sites where they have been released. We could be exposed to liability for cleanup costs, natural resource and other damages as a result of our conduct or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could harm our operations and financial condition, including the:

- issuance of administrative, civil and criminal penalties;
- denial or revocation of permits or other authorizations;
- reduction or cessation in operations; and
- performance of site investigatory, remedial or other corrective actions.

We could be subject to substantial liability claims that could harm our financial condition.

Our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations.

While we maintain insurance coverage, we face the following risks under our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance, such as damages from significant product liabilities and from environmental contamination;
- the dollar amount of any liabilities may exceed our policy limits; and
- we do not maintain coverage against the risk of interruption of our business.

Any claims made under our policy will likely cause our premiums to increase. Any future damages caused by our products or services that are not covered by insurance, are in excess of policy limits or are subject to substantial deductibles, would reduce our earnings and our cash available for operations.

Liability to customers under warranties may materially and adversely affect our earnings.

We provide warranties as to the proper operation and conformance to specifications of the equipment we manufacture. Our equipment is complex and often deployed in harsh environments. Failure of this equipment to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be materially and adversely affected.

Loss of key members of our management could adversely affect our business while we attempt to find their replacements.

We depend on the continued employment and performance of Wallace C. Sparkman, our Chairman, Stephen C. Taylor our President and Earl R. Wait, our Treasurer and Chief Financial Officer, and other key members of our management. If any of our key managers resigns or becomes unable to continue in his present role and is not adequately replaced, our business operations could be materially adversely affected.

We are reliant on our current customers for future cash flows and the loss of one or more of our current customers could adversely affect our results of operations.

Our business is dependent not only on securing new customers but also on maintaining current customers. Dominion Exploration & Production, Inc., an affiliate of Dominion Resources, Inc., accounted for approximately 21% and approximately 28% of our consolidated revenue during the year ended December 31, 2004 and the year ended December 31, 2003, respectively. The loss of one or more of our significant customers would have an adverse effect on our revenue and results of operations.

Provisions contained in our governing documents could hinder a change in our control.

Our articles of incorporation and bylaws contain provisions that may discourage acquisition bids and may limit the price investors are willing to pay for our common stock and warrants. Our articles of incorporation and bylaws provide that:

- directors will be elected for three-year terms, with approximately one-third of the board of directors standing for election each year;
- cumulative voting is not allowed which limits the ability of minority shareholders to elect any directors;
- the unanimous vote of the board of directors or the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares entitled to vote in the election of directors is required to change the size of the board of directors; and
- directors may only be removed for cause by holders of not less than 80% of the votes entitled to be cast on the matter.

Our board of directors has the authority to issue up to five million shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our shareholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. In addition, preferred stock could be used in connection with the board of director's adoption of a shareholders' rights plan (also known as a poison pill), which would make it much more difficult to effect a change in control of our company through acquiring or controlling blocks of stock. Also, after completion of this offering, our directors and officers as a group will continue to beneficially own stock. Although this is not a majority of our stock, it confers substantial voting power in the election of directors and management of our company. This would make it difficult for other minority shareholders, such as the investors in this offering, to effect a change in control or otherwise extend any significant control over the management of our company. This may adversely affect the market price and interfere with the voting and other rights of our common stock.

We must evaluate our intangible assets annually for impairment.

Our intangible assets are recorded at cost less accumulated amortization and consist of goodwill and patent costs. Through December 31, 2001, goodwill was amortized using the straight-line method over 15 years and patent costs were amortized over 13 to 15 years.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." FAS 142 provides that: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. In the event that we determine our intangible assets with indefinite lives have been impaired, we must record a write-down of those assets on our statement of operations during the period of impairment. Our determination of impairment will be based on various factors, including any of the following factors, if they materialize:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

We adopted FAS 142 as of January 1, 2002. Based on an independent valuation in July 2002 and June 2003 and an internal evaluation in June 2004 of our reporting units with goodwill, adoption of FAS 142 did not have a material adverse effect on us in 2003 or 2004. In the future it could result in impairments of our intangible assets or goodwill. We expect to continue to amortize our intangible assets with finite lives over the same time periods as previously used, and we will test our intangible assets with indefinite lives for impairment at least once each year. In addition, we are required to assess the consumptive life, or longevity, of our intangible assets with finite lives and adjust their amortization periods accordingly. Our net intangible assets were recorded on our balance sheet at approximately $2,676,000 as of December 31, 2004, and we increased the carrying value of net intangible assets significantly with the SCS acquisition, which was completed January 3, 2005. Any impairment in future periods of those assets, or a reduction in their consumptive lives, could materially and adversely affect our statement of operations and financial position.

Item 7. FINANCIAL STATEMENTS

See Financial Statements beginning on page F-1.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 8A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our chief executive officer and our principal accounting officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. They have concluded that these disclosure controls provide reasonable assurance that we can collect, process and disclose, within the time periods specified in the Commission's rules and forms, the information required to be disclosed in our periodic Exchange Act reports.

There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their most recent evaluation.

Item 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Executive Officers and Directors

The table below contains information about our executive officers and directors at March 23, 2005:

Name	Age	Position
Wallace C. Sparkman(5)	74	Director, Chairman
Wallace O. Sellers(1)(2)(3)	75	Director,
Charles G. Curtis(1)(2) (3)	72	Director
William F. Hughes, Jr. (1)(2) (3)	52	Director
Gene A. Strasheim(1)(2)(3)(4)	63	Director
Richard L. Yadon(1)(2)(3)	46	Director
Paul Hensley	52	Director, President of SCS
Stephen C. Taylor	51	President, Chief Executive Officer
Earl R. Wait	61	Chief Financial Officer and Treasurer
Ronald D. Bingham	60	Vice President
S. Craig Rogers	42	Vice President
William R. Larkin	39	Vice President
Scott W. Sparkman(5)	43	Secretary

(1) Member of our audit committee
(2) Member of our compensation committee
(3) Member of our nominating committee
(4) Gene A. Strasheim has been determined by our Board of Directors to be the financial expert on our audit committee. Mr. Strasheim is independent as that term is used in Item 7 (d)(3)(iv) of Schedule 14A under the Exchange Act.
(5) Wallace C. Sparkman is the father of Scott W. Sparkman.

The Board of Directors has been divided into three classes with directors serving staggered three-year terms. The terms of Messrs. Curtis, Sellers and Strasheim will expire at the 2005 annual meeting of shareholders, and the terms of Messrs. Hughes and Sparkman will expire in 2006. Mr. Yadon's term will expire in 2007. In January 2005, Mr. Hensley was appointed as a director to fill a vacancy on the Board of Directors, to hold office until the 2005 annual meeting of shareholders. All officers serve at the discretion of the Board of Directors.

Wallace C. Sparkman is one of our founders and has served as a director since 2003 and as Chairman of the Board of Directors since March 2005. Mr. Sparkman served from April 1993 in various executive and director positions in several subsidiary companies prior to their merger into the Company on December 31, 2003. Mr. Sparkman served as our interim President and Chief Executive Officer from March 2004 to January 2005, when Stephen Taylor was employed for the position. From December 1998 to 2003, Mr. Sparkman was a consultant to our Board of Directors. Mr. Sparkman acted as a management consultant to various entities and acted as a principal in forming several privately-owned companies. Mr. Sparkman was a co-founder of Sparkman Energy Corporation, a natural gas gathering and transmission company, in 1979 and served as its Chairman of the Board, President and Chief Executive Officer until 1985 when ownership control changed. From 1968 to 1979, Mr. Sparkman held various executive positions and served as a director of Tejas Gas Corporation, a natural gas gathering and transmission company. At the time of his resignation from Tejas Gas Corporation in 1979, Mr. Sparkman was President and Chief Executive Officer. Mr. Sparkman has more than 37 years of experience in the energy service industry.

Wallace O. Sellers is one of our founders and has served as a director of Natural Gas Services Group, Inc. since December 1998 and as Chairman of our Board of Directors from December 1998 to March 2005. Mr. Sellers was the Chairman of the Board of Directors of Great Lakes Compression from February 2001 to December 31, 2003. Although Mr. Sellers retired in December 1994, he served as Vice-Chairman of the Board and Chairman of the Executive Committee of Enhance Financial Services, Inc., a financial guaranty reinsurer, from January 1995 to 2001. From November 1986 to December 1991 he was President and Chief Executive Officer of Enhance. From 1951 to 1986 Mr. Sellers was employed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banker, in various capacities, including Director of the Municipal and Corporate Bond Division and Director of the Securities Research Division. Immediately prior to his retirement from Merrill Lynch, he served as Senior Vice President and Director of Strategic Development. Mr. Sellers received a BA degree from the University of New Mexico, an MA degree from New York University and attended the Advanced Management Program at Harvard University. Mr. Sellers is a Chartered Financial Analyst.

Charles G. Curtis has been one of our directors since April 2001. Since 1992, Mr. Curtis has been the President and Chief Executive Officer of Curtis One, Inc. d/b/a/ Roll Stair, a manufacturer of aluminum and steel mobile stools and mobile ladders. From 1988 to 1992, Mr. Curtis was the President and Chief Executive Officer of Cramer, Inc. a manufacturer of office furniture. Mr. Curtis has a B.S. degree from the United States Naval Academy and a MSAE degree from the University of Southern California.

William F. Hughes, Jr. has been one of our directors since December 2003. Since 1983, Mr. Hughes has been co-owner of The Whole Wheatery, LLC, a natural foods store located in Lancaster, California. Mr. Hughes holds a Bachelor of Science degree in Civil Engineering from the U.S. Air Force Academy and a Masters of Science in Engineering from UCLA.

Gene A. Strasheim has served as one of our directors since 2003. Since 2001, Mr. Strasheim has been a financial consultant to Skyline Electronics/Products, a manufacturer of circuit boards and large remotely controlled digital interstate highway signs. From 1992 to 2001, Mr. Strasheim was the Chief Financial Officer of Skyline Electronics/Products. From 1985 to 1992, Mr. Strasheim was the Vice President-Finance and Treasurer of CF&I Steel Corporation. Prior to that, Mr. Strasheim was the Vice President-Finance for two companies and was a partner with Deloitte Haskins & Sells, a large accounting firm. Mr. Strasheim practiced as a Certified Public Accountant in three states and has a BS degree from the University of Wyoming.

Richard L. Yadon has served as one of our directors since 2003. Mr. Yadon is one of the original founders of Rotary and served as advisor to Natural Gas' Board of Directors from June 2002 to June 2003. Since 1981, Mr. Yadon has owned and operated Yadeco Pipe & Equipment. Since December 1994, he has co-owned and presided as President of Midland Pipe & Equipment, Inc. Both companies are directly related to drilling and completion of oil and gas wells in Texas, New Mexico, Louisiana and Oklahoma. Since 1981, he has owned Yadon Properties, which owns and operates real estate in Midland, Texas. Mr. Yadon has 22 years of experience in the energy service industry.

Paul D. Hensley is the founder and has served as president of Screw Compression Systems (SCS) from its inception in 1997. Mr. Hensley has 25 years of experience in the natural gas compressor industry and was the driving force behind the development and successful manufacture of SCS's reciprocating compressor product line. Mr. Hensley was appointed as a director of Natural Gas Services Group, Inc. in January 2005, to fill a vacancy on the Board of Directors.

Stephen C. Taylor was elected by the Board of Directors of NGSG to assume the position of President/CEO in January, 2005. Immediately prior to joining NGSG, Mr. Taylor held the position of General Manager-US Operations for Trican Production Services, Inc., a Canadian-based pressure pumping company, from 2002 through 2004. Mr. Taylor joined Halliburton Resource Management (Halliburton Company's gas compression rental division) in 1976 and progressed through numerous engineering, sales and operational positions throughout the U.S. to be its VP-Operations in 1989. In 1993 he transferred to the corporate-entity of Halliburton Energy Services and held multiple senior level management and operational positions, including extensive international travel and responsibilities. In 2000 he was elected Sr. VP/Chief Operating Officer of Enventure Global Technology, LLC, a joint-venture company owned by Halliburton and Shell Oil Company involved in leading-edge deepwater drilling technologies. Mr. Taylor elected early retirement from Halliburton in 2002 to join Trican Production Services, Inc. Mr. Taylor holds a BS degree in mechanical engineering from Texas Tech University and an MBA from The University of Texas in Austin.

Earl R. Wait has served as our Chief Financial Officer since May 2000 and our Treasurer since 1998. Mr. Wait was our Chief Accounting Officer from 1998 to May 2000. Mr. Wait was the Chief Financial Officer and Secretary/Treasurer of Flare King and then Rotary from April 1993 to December 31, 2003, the Controller and Assistant Secretary/Treasurer for Hi-Tech from 1994 to 1999, a director of NGE and Rotary from July 1999 to April 2001 and the Chief Accounting Officer and Treasurer of Great Lakes Compression from February 2001 to December 31, 2003. Mr. Wait is a certified public accountant with an MBA in management and has more than 25 years of experience in the energy industry.

Ronald D. Bingham has served as one of our Vice Presidents since December 2003 and was the President of Great Lakes Compression from 2001 to December 31, 2003. From March 2001 to July 2001, Mr. Bingham was the General Manager of Great Lakes Compression. From January 1989 to March 2001, Mr. Bingham was the District Manager for Waukesha Pearce Industries, Inc., a distributor of Waukesha natural gas engines. Mr. Bingham is a member of the Michigan Oil and Gas Association and received a bachelors degree in Graphic Arts from Sam Houston State University.

S. Craig Rogers has served as one of our Vice Presidents since June 2003. He served as Operations Manager for Rotary from 1995 to December 31, 2003, and Vice President of Rotary from April 2002 to December 31, 2003. From March 1987 to January 1995, Mr. Rogers was the Shop Manager for CSI, a major manufacturer of natural gas compressors.

W. Randy Larkin has served as Vice President since (date). He held various positions with Compressors Systems, Inc. from 1993 until his employment began with Natural Gas Services Group, Inc. Those positions included: Manager of Engineering, Chief engineer, Asset Manager and Regional Sales Manager. Mr. Larkin holds a Bachelors Degree in Mechanical Engineering from the University of Texas in Austin, Texas.

Scott W. Sparkman has served as our Secretary since December 1998. Mr. Sparkman was Executive Vice-President of NGE from July 2001 to December 31, 2003, was a director of NGE from December 1998 to December 31, 2003, was Secretary and Treasurer of NGE from March 1999 to December 31, 2003 and was the Secretary of Great Lakes Compression from February 2001 to December 31, 2003. Mr. Sparkman was one of our directors from 1998 to 2003. Mr. Sparkman served as the President of NGE from December 1998 to July 2001. From May 1997 to July 1998, Mr. Sparkman served as Project Manager and Comptroller for Business Development Strategies, Inc., a designer of internet websites. Mr. Sparkman received a BBA degree from Texas A&M University.

All of the officers devote substantially all of their working time to our business.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than 10% of our outstanding common stock to file reports of beneficial ownership with the Securities and Exchange Commission and to furnish us with copies of the reports.

Based solely on a review of the Forms 3, 4 and 5 and amendments thereto furnished to us for 2004, no persons who were either one of our directors or officers or who beneficially owned more than 10% of our common stock failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934.

Code of Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics ("Code"), which we posted on our web site located at www.ngsgi.com. You may also obtain a copy of our Code by requesting a copy in writing at 2911 SCR 1260, Midland, Texas 79706 or by calling us at (432) 563-3974.

Our Code provides general statements of our expectations regarding ethical standards that we expect our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, to adhere to while acting on our behalf. Among other things, the Code provides that:

- We will comply with all laws, rules and regulations;
- Our directors, officers and employees are to avoid conflicts of interest and are prohibited from competing with us or personally exploiting our corporate opportunities;
- Our directors, officers and employees are to protect our assets and maintain our confidentiality;
- We are committed to promoting values of integrity and fair dealing; and
- We are committed to accurately maintaining our accounting records under generally accepted accounting principles and timely filing our periodic reports.

Our Code also contains procedures for our employees to report, anonymously or otherwise, violations of the Code.

ITEM 10. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth information regarding the compensation paid during the years ended December 31, 2004, 2003, and 2002 by us to Wayne L. Vinson, Earl R. Wait, Wallace Sparkman, Craig Rogers, Randy Larkin, and Scott Sparkman, our only officers whose combined salary and bonuses exceeded $100,000 during the year ended December 31, 2004.

		Annual Compensation		Long-Term Compensation
Name Principal Position	**Year**	**Salary**	**Bonus**	**Securities Underlying Options**
Wayne L. Vinson	2004	$ 39,614(1)	-0-	-0-
President & CEO	2003	$120,000(2)	$ 48,000	-0-
	2002	$120,000(2)	$ 39,452	-0-
Earl R. Wait	2004	$ 90,000	$ 40,250	-0-
Chief Financial	2003	$ 90,000	$ 41,256	-0-
Officer	2002	$ 90,000	$ 29,589	15,000
Wallace Sparkman	2004	$120,000(3)	$ 53,500	-0-
Director, Chairman				
Scott Sparkman	2004	$ 75,000	$ 20,000	3,000
Secretary	2003	$ 75,000	$ 17,939	-0-
	2002	$ 75,000	$ 25,678	-0-
William R. Larkin	2004	$ 90,000	$ 40,250	12,000
Vice President	2003	$ 19,288(4)	-0-	-0-
S. Craig Rogers	2004	$ 95,000	$ 42,750	-0-
Vice President	2003	$ 88,500	$ 37,669	-0-
	2002	$ 80,000	$ 26,301	12,000

(1) Mr. Vinson served as President and Chief Executive Officer until his death in March 2004.

(2) Does not include any compensation paid to the wife of Wayne L. Vinson for her services as our accounts payable and payroll clerk for 2004, 2003 and 2002 and , respectively.

(3) Mr. Sparkman served as interim CEO for a portion of 2004.

(4) Mr. Larkin was first employed by us on October 13, 2003

We have established a bonus program for our officers. At the end of each of our fiscal years, our compensation committee reviews our operating history and determines whether or not any bonuses should be paid to our officers. If so, the Board of Directors determines what amount should be paid to our officers. The Board of Directors may discontinue the bonus program at any time.

Option Grants in Last Fiscal Year

We did not grant any stock options in 2004 to Earl R. Wait, Wallace Sparkman, or S. Craig Rogers. However, we did grant stock options to William R. Larkin and Scott Sparkman. In the table below, we show certain information about the stock options granted to Messrs. Larkin and Sparkman.

Option/SAR Grants in Last Fiscal Year

Individual Grants

Name	Number of Securities Underlying Options/ SARs Granted (#)	% of Total Options/SARS Granted to Employees in Fiscal Year	Exercise or Base Price($/Sh)	Expiration Date
William R. Larkin	12,000	32%	$ 7.50	08/16/2014
Scott Sparkman	3,000	8%	$ 7.50	08/16/2014

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information pertaining to option exercises by, and fiscal year end option values of options held by, Wayne L. Vinson, Earl R. Wait, and S. Craig Rogers, our only executive officers whose combined salary and bonuses exceeded $100,000 during the year ended December 31, 2003:

			Fiscal Year End Option Values	
Name	Shares Acquired On Exercise	Value Received	Number of Unexercised Securities Underlying Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable
Wayne L. Vinson	0	0	0/0	0/0

Earl R. Wait	0	0	10,000/15,000	$23,000/$34,500
William R. Larkin	0	0	0/12,000	0/$23,160
Scott Sparkman	0	0	0/3,000	0/$5,790
S. Craig Rogers	0	0	8,000/12,000	$18,400/$27,600

Compensation of Directors

Our directors who are not employees are paid $2,500 per quarter and at December 31 of each year are issued a five year option to purchase 2,500 shares of our common stock at the then market value. On January 3, 2005, we granted an option to each of our non-employee directors (other than Paul Hensley) to purchase 2,500 shares of our common stock at $9.43 per share, for serving as directors in 2004. The fair market value of our common stock on the date of grant was $9.26 per share. The options are exercisable immediately and expire 10 years from the date of grant. We also reimburse our directors for accountable expenses incurred on our behalf.

1998 Stock Option Plan

Our 1998 Stock Option Plan provides for the issuance of options to purchase up to 150,000 shares of our common stock. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants and to promote the success of our business. The plan is administered by the Board of Directors and a compensation committee consisting of two or more non-employee directors, if appointed. At its discretion, the administrator of the plan may determine the persons to whom options may be granted and the terms upon which such options will be granted. In addition, the administrator of the plan may interpret the plan and may adopt, amend and rescind rules and regulations for its administration. At March 23, 2005 options to purchase a total of 107,000 shares of our common stock were outstanding under the 1998 Stock Option Plan.

Limitations on Directors' and Officers' Liability

Our Articles of Incorporation provide our officers and directors with certain limitations on liability to us or any of our shareholders for damages for breach of fiduciary duty as a director or officer involving certain acts or omissions of any such director or officer.

This limitation on liability may have the effect of reducing the likelihood of derivative litigation against directors and officers and may discourage or deter shareholders or management from bringing a lawsuit against directors and officers for breach of their duty of care even though such an action, if successful, might otherwise have benefited our shareholders and us.

Our Articles of Incorporation and bylaws provide certain indemnification privileges to our directors, employees, agents and officers against liabilities incurred in legal proceedings. Also, our directors, employees, agents or officers who are successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, are entitled to receive indemnification against expenses, including attorneys' fees, incurred in connection with the proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is being or may be sought, and we are not aware of any other pending or threatened litigation that may result in claims for indemnification by any of our directors, officers, employees or agents.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 18, 2005, the beneficial ownership of our common stock: (i) by each of our directors and executive officers; (ii) by all of our executive officers and directors as a group; and (iii) by all persons known by us to beneficially own more than five percent of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned	Percent Beneficially Owned
Wallace O. and Naudain Sellers P.O. Box 106 6539 Upper York Road Solebury, PA 18963-0106	693,159[(1)]	10%
Charles G. Curtis 1 Penrose Lane Colorado Springs, CO 80906	80,500[(2)]	1%
Paul D. Hensley 3005 N. 15th Street Broken Arrow, OK 74012	426,829	6%
William F. Hughes 42921 Normandy Lane Lancaster, CA 93536	247,000[(3)]	4%
Wallace C. Sparkman 4906 Oakwood Court Midland, TX 79707	167,691[(4)]	2%
Gene A Strasheim 165 Huntington Place Colorado Springs, CO 80906	8,500[(5)]	*
Richard L. Yadon P.O. Box 8715 Midland, TX 79708-8715	299,183[(6)]	4%
Ron L. Bingham P.O. Box 945 Lewiston, MI 49756	6,000[(7)]	*
W. Randy Larkin 5609 Heartland Midland, TX 79707	12,000[(8)]	*
S. Craig Rogers 14732 Bluestem Ave Gardendale, TX 79758	14,250[(9)]	*

Earl R. Wait 5102 Teakwood Trace Midland, TX 79707	75,520(10)	1%
Scott W. Sparkman 1604 Ventura Ave Midland, TX 79705	519,467(11)	8%
All directors and executive officers as a group (12 persons)	2,550,099	38%
RWG Investments LLC 5980 Wildwood Drive Rapid City, SD 57902	369,000(12)	5%

* Less than one percent

(1) Includes 196,091 shares of common stock owned by the Wallace Sellers Trust dated June 21, 1991, 196,091 shares of common stock owned by the Wallace O. Sellers Trust dated June 22, 1971, options to purchase 2,500 shares of common stock at $3.88 per share, options to purchase 2,500 shares of common stock at $5.55 per share, and options to purchase 2,500 shares of common stock at $9.34 per share, owned by Wallace Sellers, 158,600 shares owned by Naudain Sellers. Wallace and Naudain Sellers are husband and wife. The trustee of each trust is an unrelated third party. Naudain Sellers is a contingent remainder beneficiary of one trust and a beneficiary during her lifetime of the other.

(2) Includes options to purchase 2,500 shares of common stock at $3.88 per share, options to purchase 2,500 shares of common stock at $5.55 per share, options to purchase 2,500 shares of common stock at $9.34 per share, and warrants to purchase 40,000 shares of common stock at $3.25 per share.

(3) Includes 180,500 shares of common stock and a warrant to purchase 60,000 shares of common stock at $3.25 per share owned by the William and Cheryl Hughes Family Trust, an option to purchase 2,500 share of common stock at $5.55, and an option to purchase 2,500 shares of common stock at $9.34.

(4) Includes 105,691 shares owned by Diamente Investments, LLP, a Texas limited partnership of which Mr. Sparkman is a general and limited partner.

(5) Includes options to purchase 2,500 shares of common stock at $5.55 per share and options to purchase 2,500 shares of common stock at $9.34 per share.

(6) Included warrants to purchase 9,365 shares of common stock at $2.50 per share, warrants to purchase 5,318 shares of common stock at $3.25 per share, options to purchase 2,500 shares of common stock at $5.55 per share and options to purchase 2,500 shares of common stock at $9.34 per share.

(7) Includes an option to purchase 6,000 shares of common stock at $5.58 per share.

(8) Includes an option to purchase 12,000 shares of common stock at $7.50 per share.

(9) Includes warrants to purchase 1,125 shares of common stock at $6.25 per share and an option to purchase 12,000 shares of common stock at $3.25 per share that began to vest in April 2003.

(10) Includes an option to purchase 15,000 shares of common stock at $3.25 per share that began to vest in April 2003

(11) Includes an option to purchase 3,000 shares of common stock at $7.50 per share that began vesting in August 2004, and 475,000 shares of common stock and warrants to purchase 21,467 shares of common stock at $2.50 per share owned by Diamond S DGT, a trust of which Mr. Sparkman is a co-trustee and co-beneficiary with his sister.

(12) Includes a warrant to purchase 15,000 shares of common stock at $6.25 per share, 245,000 shares of common stock owned by RWG Investments LLC, 82,000 shares of common stock owned by G Five Development LLC. RWG Investments LLC is a limited liability company the beneficial owner of which is Roland W. Gentner. G Five Development LLC is a company the beneficial owners of which are Roland W. Gentner, his spouse, and his three sons.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Earl R. Wait and Wallace C. Sparkman have guaranteed approximately $84,000 and $92,000, respectively, of debt for us without consideration. This debt was incurred when we acquired vehicles, equipment and software. The following schedule provides information as to the remaining debt balances as of February 28, 2005:

Guarantor	Balance at February 28, 2005	Interest Rate	Maturity Date
Earl Wait	13,154	10.50%	10/10/2005
Wallace Sparkman	0	10%	10/15/2010

None of the guarantees is still in effect.

ITEM 13. EXHIBITS

The following is a list of all exhibits filed as part of this Form 10-KSB:

Exhibit No.	Description
2.1	Purchase and Sale Agreement by and between Hy-Bon Engineering Company, Inc. and NGE Leasing, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated February 28, 2003 and filed with the Securities and Exchange Commission on March 6, 2003)
3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 of the 10QSB filed and dated November 10, 2004)
3.2	Bylaws (Incorporated by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.1	Form of warrant certificate (Incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.2	Form of warrant agent agreement (Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.3	Form of lock-up agreement (Incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.4	Form of representative's option for the purchase of common stock (Incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)

Exhibit No.	Description
4.5	Form of representative's option for the purchase of warrants (Incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.6	Stockholders Agreement, dated January 3, 2005 among Paul D. Hensley, Tony Vohjesus, Jim Hazlett and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 4.3 of the Registrant's Form 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)
	Executive Compensation Plans and Arrangements (Exhibits 10.1, 10.24, 10.25, and 10.26)
10.1	1998 Stock Option Plan (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.2	Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.3	Exhibits 3(c)(1), 3(c)(2), 3(c)(3), 3(c)(4), 13(d)(1), 13(d)(2) and 13(d)(3) to Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.14 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.4	Amendment to Guaranty Agreement between Natural Gas Services Group, Inc. and Dominion Michigan Production Services, Inc. (Incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.5	Form of Series A 10% Subordinated Notes due December 31, 2006 (Incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.6	Form of Five-Year Warrants to Purchase Common Stock (Incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)

Exhibit No.	Description
10.7	Warrants issued to Berry-Shino Securities, Inc. (Incorporated by reference to Exhibit 10.10 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.8	Warrants issued to Neidiger, Tucker, Bruner, Inc. (Incorporated by reference to Exhibit 10.11 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.9	Form of warrant issued in March 2001 for guaranteeing debt (Incorporated by reference to Exhibit 10.12 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.10	Form of warrant issued in April 2002 for guaranteeing debt (Incorporated by reference to Exhibit 10.13 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.11	Articles of Organization of Hy-Bon Rotary Compression, L.L.C., dated April 17, 2000 (Incorporated by reference to Exhibit 10.18 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.12	Regulations of Hy-Bon Rotary Compression, L.L.C. (Incorporated by reference to Exhibit 10.19 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.13	First Amended and Restated Loan Agreement between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 27, 2003 and filed with the Securities and Exchange Commission on April 14, 2003)
10.14	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Alan Kurus (Incorporated by reference to Exhibit 10.25 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.15	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Wayne Vinson (Incorporated by reference to Exhibit 10.26 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)

Exhibit No.	Description
10.16	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Earl Wait (Incorporated by reference to Exhibit 10.27 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.17	Triple Net Lease Agreement, dated June 1, 2003, between NGE Leasing, Inc. and Steven J. & Katherina L. Winer (Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)
10.18	Lease Agreement, dated June 19, 2003, between NGE Leasing, Inc. and Wise Commercial Properties (Incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)
10.19	Lease Agreement, dated March 1, 2004, between the Registrant and the City of Midland, Texas (Incorporated by reference to Exhibit 10.19 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)
10.20	Second Amended and Restated Loan Agreement, dated November 3, 2003, between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.20 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)
10.21	Securities Purchase Agreement, dated July 20, 2004, between the Registrant and CBarney Investments, Ltd. (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated July 20, 2004 and filed with the Securities and Exchange Commission on July 27, 2004)
10.22	Stock Purchase Agreement, dated October 18, 2004, by and among the Registrant, Screw Compression Systems, Inc., Paul D. Hensley, Jim Hazlett and Tony Vohjesus (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated October 18, 2004 and filed with the Securities and Exchange Commission on October 21, 2004)
10.23	Fourth Amended and Restated Loan Agreement (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 14, 2005 as filed with the Securities and Exchange Commission on March 18, 2005)

Exhibit No.	Description
10.24	Employment Agreement between Paul D. Hensley and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 10.1 of the Registrants form 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)
*10.25	Employment Agreement between William R. Larkin and Natural Gas Services Group, Inc.
*10.26	Promissory Note, dated January 3, 2005, in the original principal amount of $2,100, 000.00 made by Natural Gas Services Group, Inc. payable to Paul D. Hensley
*14.0	Code of Ethics
*21.0	Subsidiaries
*23.1	Consent of HEIN & ASSOCIATES LLP
*31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2004 and 2003 was HEIN & ASSOCIATES LLP.

Audit Fees

The aggregate fees billed for professional services rendered by HEIN & ASSOCIATES LLP for the audit of our financial statements for our fiscal years ended December 31, 2004 and 2003 and the review of the financial statements in our Forms 10-QSB for the fiscal quarters in such fiscal years were $82,172 and $75,749, respectively. These fees also include update audit procedures performed by HEIN & ASSOCIATES

LLP for the issuance of consents for the inclusion of their audit opinions in various registration filings by the company during these years.

Audit Related Fees

The aggregate fees billed for assurance and related services by HEIN & ASSOCIATES LLP during our fiscal years ended December 31, 2004 and 2003 were approximately $67,000 and $0 respectively. These fees were mainly related to the audit for the acquisition of SCS and consultation regarding Sarbanes Oxley internal controls implementation.

Tax Fees

The aggregate fees billed for professional services rendered by HEIN & ASSOCIATES LLP for our Fiscal years ended December 31, 2004 and 2003 for compliance, tax advice and tax planning were $18,330 and $18,391 respectively.

All Other Fees

No other fees were billed by HEIN & ASSOCIATES LLP, during our fiscal years ended December 31, 2003 and 2004 other than as described above.

Audit Committees Pre-Approval Policies and Procedures

As of March 25, 2004 our audit committee had not established pre-approval policies and procedures for the engagement of our principal accountant to render audit or non-audit services. However, in accordance with Section 10A(i) of the Exchange Act, our audit committee, as a whole, approves the engagement of our principal accountant prior to the accountant rendering audit or non-audit services.

Certain rules of the Securities and Exchange Commission provide that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, subject, however, to a *de minimus* exception contained in the rules. The audit committee pre-approved all services provided by Hein & Associates LLP in 2004 and the *de minimus* exception was not use

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2005

NATURAL GAS SERVICES GROUP, INC.

/s/ Stephen C. Taylor

Stephen C. Taylor, President and Principal Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/Charles G. Curtis Charles G. Curtis	Director	March 25, 2005
/s/William F. Hughes, Jr. William F. Hughes, Jr.	Director	March 25, 2005
/s/Wallace C. Sparkman Wallace C. Sparkman	Director	March 25, 2005
/s/Richard L. Yadon Richard L. Yadon	Director	March 25, 2005
/s/Paul D. Hensley Paul D. Hensley	Director	March 25, 2005

INDEX OF EXHIBITS

The following is a list of all exhibits filed as part of this Form 10-KSB:

Exhibit No.	Description
2.1	Purchase and Sale Agreement by and between Hy-Bon Engineering Company, Inc. and NGE Leasing, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated February 28, 2003 and filed with the Securities and Exchange Commission on March 6, 2003)
3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 of the 10QSB filed and dated November 10, 2004)
3.2	Bylaws (Incorporated by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.1	Form of warrant certificate (Incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.2	Form of warrant agent agreement (Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.3	Form of lock-up agreement (Incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.4	Form of representative's option for the purchase of common stock (Incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.5	Form of representative's option for the purchase of warrants (Incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.6	Stockholders Agreement, dated January 3, 2005 among Paul D. Hensley, Tony Vohjesus, Jim Hazlett and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 4.3 of the Registrant's Form 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)

Exhibit No.	Description
	Executive Compensation Plans and Arrangements (Exhibits 10.1, 10.24, 10.25, and 10.26)
10.1	1998 Stock Option Plan (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.2	Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.3	Exhibits 3(c)(1), 3(c)(2), 3(c)(3), 3(c)(4), 13(d)(1), 13(d)(2) and 13(d)(3) to Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.14 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.4	Amendment to Guaranty Agreement between Natural Gas Services Group, Inc. and Dominion Michigan Production Services, Inc. (Incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.5	Form of Series A 10% Subordinated Notes due December 31, 2006 (Incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.6	Form of Five-Year Warrants to Purchase Common Stock (Incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.7	Warrants issued to Berry-Shino Securities, Inc. (Incorporated by reference to Exhibit 10.10 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.8	Warrants issued to Neidiger, Tucker, Bruner, Inc. (Incorporated by reference to Exhibit 10.11 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.9	Form of warrant issued in March 2001 for guaranteeing debt (Incorporated by reference to Exhibit 10.12 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)

Exhibit No.	Description
10.10	Form of warrant issued in April 2002 for guaranteeing debt (Incorporated by reference to Exhibit 10.13 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.11	Articles of Organization of Hy-Bon Rotary Compression, L.L.C., dated April 17, 2000 (Incorporated by reference to Exhibit 10.18 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.12	Regulations of Hy-Bon Rotary Compression, L.L.C. (Incorporated by reference to Exhibit 10.19 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.13	First Amended and Restated Loan Agreement between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 27, 2003 and filed with the Securities and Exchange Commission on April 14, 2003)
10.14	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Alan Kurus (Incorporated by reference to Exhibit 10.25 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.15	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Wayne Vinson (Incorporated by reference to Exhibit 10.26 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.16	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Earl Wait (Incorporated by reference to Exhibit 10.27 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.17	Triple Net Lease Agreement, dated June 1, 2003, between NGE Leasing, Inc. and Steven J. & Katherina L. Winer (Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)
10.18	Lease Agreement, dated June 19, 2003, between NGE Leasing, Inc. and Wise Commercial Properties (Incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)

Exhibit No.	Description
10.19	Lease Agreement, dated March 1, 2004, between the Registrant and the City of Midland, Texas (Incorporated by reference to Exhibit 10.19 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)
10.20	Second Amended and Restated Loan Agreement, dated November 3, 2003, between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.20 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)
10.21	Securities Purchase Agreement, dated July 20, 2004, between the Registrant and CBarney Investments, Ltd. (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated July 20, 2004 and filed with the Securities and Exchange Commission on July 27, 2004)
10.22	Stock Purchase Agreement, dated October 18, 2004, by and among the Registrant, Screw Compression Systems, Inc., Paul D. Hensley, Jim Hazlett and Tony Vohjesus (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated October 18, 2004 and filed with the Securities and Exchange Commission on October 21, 2004)
10.23	Fourth Amended and Restated Loan Agreement (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 14, 2005 as filed with the Securities and Exchange Commission on March 18, 2005)
10.24	Employment Agreement between Paul D. Hensley and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 10.1 of the Registrants form 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)
*10.25	Employment Agreement between William R. Larkin and Natural Gas Services Group, Inc.
*10.26	Promissory Note, dated January 3, 2005, in the original principal amount of $2,100, 000.00 made by Natural Gas Services Group, Inc. payable to Paul D. Hensley
*14.0	Code of Ethics
*21.0	Subsidiaries
*23.1	Consent of HEIN & ASSOCIATES LLP

Exhibit No.	Description
*31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

EXHIBIT 31.1

Certification of Chief Executive Officer Under Section 302 of the Sarbanes-Oxley Act of 2002

I, Stephen C. Taylor, Chief Executive Officer of Natural Gas Services Group, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Natural Gas Services Group, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Omitted;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's

auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 29, 2005

Signature: /s/Stephen C. Taylor
Stephen C. Taylor
Title: Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer Under
Section 302 of the Sarbanes-Oxley Act of 2002

I, Earl R. Wait, Chief Financial Officer of Natural Gas Services Group, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Natural Gas Services Group, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Omitted;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 29, 2005

Signature: /s/ Earl R. Wait
Earl R. Wait
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Natural Gas Services Group, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Stephen C. Taylor, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Stephen C. Taylor
Stephen C. Taylor
Chief Executive Officer

March 29, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Natural Gas Services Group, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Earl R. Wait, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Earl R Wait
Earl R. Wait
Chief Financial Officer

March 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Natural Gas Services Group, Inc.

We have audited the accompanying consolidated balance sheet of Natural Gas Services Group, Inc. and Subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

HEIN & ASSOCIATES LLP

Dallas, Texas
February 11, 2005

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 685,187
Trade accounts receivable, net of doubtful accounts of $25,000	1,998,965
Inventory	4,469,606
Prepaid expenses and other	141,140
Total current assets	7,294,898
LEASE EQUIPMENT, net of accumulated depreciation of $4,820,774	27,734,030
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $1,446,141	3,134,167
GOODWILL, net of accumulated amortization of $325,192	2,589,655
PATENTS, net of accumulated amortization of $164,907	86,457
RESTRICTED CASH	2,000,000
OTHER ASSETS	416,269
Total assets	$ 43,255,476

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Current portion of long-term debt	$ 3,728,048
Line of credit	549,856
Accounts payable and accrued liabilities	2,354,612
Deferred income	22,128
Total current liabilities	6,654,644
LONG-TERM DEBT, less current portion	9,290,209
SUBORDINATED NOTES, net of discount of $89,962	1,449,299
DEFERRED TAX LIABILITY	2,958,000
COMMITMENTS (Note 11)	
STOCKHOLDERS' EQUITY:	
Preferred stock, 5,000,000 shares authorized, no shares issued	-
Common stock, 30,000,000 shares authorized, par value $0.01; 6,104,269 shares issued and outstanding	61,042
Additional paid-in capital	16,355,492
Retained earnings	6,486,790
Total stockholders' equity	22,903,324
Total liabilities and stockholders' equity	$ 43,255,476

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2004	2003
REVENUE:		
Sales, net	$ 3,593,376	$ 3,865,045
Service and maintenance income	1,873,905	1,773,256
Leasing income	10,490,918	7,111,221
Total revenue	15,958,199	12,749,522
COSTS OF REVENUE:		
Cost of sales	2,556,573	2,859,572
Cost of service	1,357,016	1,243,499
Cost of leasing	3,037,906	1,953,525
Total costs of revenue	6,951,495	6,056,596
GROSS PROFIT	9,006,704	6,692,926
OPERATING EXPENSES:		
Selling expenses	875,289	678,777
General and administrative	1,776,630	1,613,076
Depreciation and amortization	2,444,264	1,725,717
Total operating expenses	5,096,183	4,017,570
INCOME FROM OPERATIONS	3,910,521	2,675,356
OTHER INCOME (EXPENSE):		
Interest expense	(837,486)	(667,122)
Other income (expense)	1,440,912	(4,302)
Total other income (expense)	603,426	(671,424)
INCOME BEFORE PROVISION FOR INCOME TAXES	4,513,947	2,003,932
PROVISION FOR INCOME TAXES:		
Current	20,000	25,000
Deferred	1,119,919	671,799
Total income tax expense	1,139,919	696,799
NET INCOME	3,374,028	1,307,133
PREFERRED DIVIDENDS	53,277	120,941
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 3,320,751	$ 1,186,192
NET INCOME PER COMMON SHARE:		
Basic	$ 0.59	$ 0.24
Diluted	$ 0.52	$ 0.23
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	5,591,313	4,946,922
Diluted	6,382,777	5,252,531

See accompanying notes to these consolidated financial statements.

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
BALANCES, January 1, 2003	381,654	$ 3,817	4,857,632	$ 48,576	$ 10,968,733	$ 1,979,847	$ 13,000,973
Exercise of common stock options and warrants	-	-	135,549	1,355	236,642	-	237,997
Conversion of preferred stock to common stock	(38,000)	(380)	38,000	380	-	-	-
Dividends on preferred stock	-	-	-	-	-	(120,941)	(120,941)
Net income	-	-	-	-	-	1,307,133	1,307,133
BALANCES, January 1, 2004	343,654	3,437	5,031,181	50,311	11,205,375	3,166,039	14,425,162
Exercise of common stock options and warrants	-	-	79,860	798	245,651	-	246,449
Conversion of preferred stock to common stock	(343,654)	(3,437)	343,654	3,437	-	-	-
Transaction costs of private placement of common stock	-	-	-	-	(39,038)	-	(39,038)
Issuance of common stock	-	-	649,574	6,496	4,943,504	-	4,950,000
Dividends on preferred stock	-	-	-	-	-	(53,277)	(53,277)
Net income	-	-	-	-	-	3,374,028	3,374,028
BALANCES, December 31, 2004	-	$ -	6,104,269	$ 61,042	$ 16,355,492	$ 6,486,790	$ 22,903,324

See accompanying notes to these consolidated financial statements.

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,374,028	$ 1,307,133
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,444,264	1,725,717
Deferred taxes	1,119,919	671,799
Amortization of debt issuance costs	64,956	64,956
Loss on disposal of assets	71,341	18,615
Changes in current assets:		
Trade and other receivables	(1,182,369)	(391,498)
Inventory	(1,915,367)	(1,078,445)
Prepaid expenses and other	(34,110)	66,272
Changes in current liabilities:		
Accounts payable and accrued liabilities	1,283,960	542,790
Deferred income	(185,087)	173,678
Other changes	(344,341)	(76,597)
Net cash provided by operating activities	4,697,194	3,024,420
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(11,595,811)	(7,881,720)
Proceeds from sale of property and equipment	50,123	119,500
Increase in restricted cash	(2,000,000)	-
Distribution from equity method investment	-	107,774
Decrease in lease receivable	-	210,512
Net cash used in investing activities	(13,545,688)	(7,443,934)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from lines of credit	549,856	300,000
Proceeds from long-term debt	6,592,012	3,478,568
Repayments of long-term debt	(2,588,522)	(2,013,546)
Repayment of line of credit	(300,000)	-
Dividends on preferred stock	(53,277)	(120,941)
Proceeds from sale of stock and exercise of stock options and warrants, net of transaction costs	5,157,410	237,997
Net cash provided by financing activities	9,357,479	1,882,078
NET CHANGE IN CASH	508,985	(2,537,436)
CASH, beginning of year	176,202	2,713,638
CASH, end of year	$ 685,187	$ 176,202
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 775,429	$ 667,122
Income taxes paid	$ 31,300	$ 35,292

See accompanying notes to these consolidated financial statements.

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation
Natural Gas Services Group, Inc. (the "Company" or "NGSG") (a Colorado corporation) was formed on December 18, 1998 for the purposes of combining the operations of certain manufacturing, service and leasing entities.

During 2003, NGSG conducted its operations through the following wholly-owned subsidiaries:

- Rotary Gas Systems, Inc. ("RGS") (a Texas corporation) was engaged in the manufacturing and distribution of natural gas compressor packages for use in the petroleum industry and natural gas flare stacks and ignition systems for use in oilfield, refinery, petrochemical plant, and landfill applications in New Mexico, California and Texas.
- NGE Leasing, Inc. ("NGE") (a Texas corporation) was engaged in leasing natural gas compressor packages to entities in the petroleum industry and irrigation motor units to entities in the agricultural industry. NGE's leasing income is concentrated in New Mexico, California and Texas.
- Great Lakes Compression, Inc., ("GLC") (a Colorado corporation) was formed in March 2001 and acquired the assets and certain operations of a business that fabricates, leases, and services natural gas compressors to producers of oil and natural gas, primarily in Michigan.

Effective January 1, 2004, RGS, GLC and NGE were merged into NGSG.

Cash Equivalents
For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash
The Company has a Certificate of Deposit for $2 million which is used to secure certain promissory notes issued in the aggregate principal amount of $3 million maturing three years from the date of closing of the acquisition of Screw Compression Systems, Inc. ("SCS") at January 3, 2005 and secured by a letter of credit in the face amount of $2 million.

Accounts Receivable
The Company's trade receivables consist of customer obligations for the sale of compressors and flare systems due under normal trade terms and operating leases for the use of the Company's compressors. The receivables are not collateralized except as provided for under lease agreements. However, the Company requires deposits of as much as 50% for large custom contracts. The Company extends credit based on management's assessment of the customer's financial condition, receivable aging, customer disputes and general business and economic conditions. Management believes the allowance for doubtful accounts for trade receivables of $25,000 at December 31, 2004 is adequate.

Inventory
Inventory is valued at the lower of cost or market. The cost of inventories is determined by the weighted average method. At December 31, 2004, inventory consisted of the following:

Raw materials	$3,033,726
Work in process	1,435,880
	$4,469,606

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from five to thirty years.

Gains and losses resulting from sales and dispositions of property and equipment are included in current operations. Maintenance and repairs are charged to operations as incurred.

Patents

The Company has patents for a flare tip ignition device and flare tip burner pilot. The costs of the patents are being amortized on a straight-line basis over nine years, the remaining life of the patents when acquired. Amortization expense for patents of $27,484 was recognized for each of the years ended December 31, 2004 and 2003. Amortization expense for each of the next four years is expected to be $27,484 per year.

Goodwill

Goodwill represents the cost in excess of fair value of the identifiable net assets acquired in two acquisitions. Goodwill was being amortized on a straight-line basis over 20 years, but the Company ceased amortization of goodwill effective January 1, 2002 in accordance with Statement of Financial Accounting Standards ("FAS") No. 142.

FAS 142 requires that goodwill be tested for impairment at least annually. The Company completed its most recent test for goodwill impairment as of June, 2004, at which time no impairment was indicated.

Long-Lived Assets

The Company's policy is to periodically review the net realizable value of its long-lived assets, other than goodwill, through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts in excess of estimated undiscounted future cash flows, then the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. Based upon its most recent analysis, the Company believes no impairment of long-lived assets exists at December 31, 2004.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising expense was $37,644 in 2004 and $46,337 in 2003.

Financial Instruments

Management believes that generally the fair value of the Company's notes payable at December 31, 2004 approximate their carrying values due to the short-term nature of the instruments or the use of prevailing market interest rates.

Revenue Recognition

Revenue from the sales of custom and fabricated compressors, and flare systems is recognized upon shipment of the equipment to customers. Exchange and rebuilt compressor revenue is recognized when both the replacement compressor has been delivered and the rebuild assessment has been completed. Revenue from compressor service and retrofitting services is recognized upon providing services to the customer. Maintenance agreement revenue is recognized as services are rendered. Rental and lease revenue is recognized over the terms of the respective lease agreements based upon the classification of the lease. Deferred income represents payments received before a product is shipped.

Per Share Data

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. In 2003 anti-dilutive shares related to common stock options and warrants and convertible preferred stock totaled 2,156,154. There was no anti-dilutive effect in 2004 since all preferred shares were converted to common shares in 2004.

The following table sets forth the computation of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31,	
	2004	2003
Numerator:		
Net income	$ 3,374,028	$ 1,307,133
Less preferred dividends	53,277	120,941
Net income available to common stockholders	3,320,751	1,186,192
Denominator for basic net income per share:		
Weighted average common shares outstanding	5,591,313	4,946,922
Denominator for diluted net income per share:		
Weighted average common shares outstanding	5,591,313	4,946,922
Dilutive effect of stock options and warrants	791,464	305,609
Diluted weighted average shares	6,382,777	5,252,531
Net income per share:		
Basic	$0.59	$0.24
Diluted	$0.52	$0.23

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method described in Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees,* and its related interpretations. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements for stock-based awards to employees or directors when the exercise price of the award is equal to or greater than the quoted market price of the stock on the date of the grant.

FAS No. 123, *Accounting for Stock-Based Compensation* as amended for transition and disclosure by FAS No. 148, requires disclosures as if the Company had applied the fair value method to employee awards rather than the intrinsic value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, which were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's fair value calculations for awards from stock option plans in 2003 and 2004 were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected term, ten years from the date of grant; stock price volatility 44% in 2004 and 2003; risk free interest rate of 5.25% in 2004 and 4.0% in 2003 and no dividends during the expected term as the Company does not have a history of paying cash dividends on common stock.

If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, net income and net income per share, basic and diluted, would have been as follows:

	YEARS ENDED DECEMBER 31,	
	2004	2003
Net income	$ 3,374,028	$ 1,307,133
Less preferred dividends	53,277	120,941
Net income available to common stockholders	3,320,751	1,186,192
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards (net of tax)	(38,000)	(39,000)
Net income, pro forma	$ 3,282,751	$ 1,147,192

	2004	2003
Net income per share:		
Basic, as reported	$ 0.59	$ 0.24
Basic, pro forma	$ 0.59	$ 0.23
Diluted, as reported	$ 0.52	$ 0.23
Diluted, pro forma	$ 0.51	$ 0.21
Weighted average fair value of options granted during the year	$ 4.75	$ 3.35

Description of Leasing Arrangements
The Company's leasing operations principally consist of the leasing of natural gas compressor packages and flare stacks. The leases are classified as operating leases. See Note 4.

Income Taxes
The Company files a consolidated tax return with its subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the valuation of assets and goodwill acquired in acquisitions. It is at least reasonably possible these estimates could be revised in the near term and the revisions would be material.

Recently Issued Accounting Pronouncements
On December 16, 2004, the FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment.* Statement 123(R) requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123(R) in the first interim or annual reporting period that begins after December 15, 2005. Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2004:

Land and building	$ 1,345,740
Leasehold improvements	207,596
Office equipment and furniture	199,860
Software	143,420
Machinery and equipment	507,010
Vehicles	2,176,682
Less accumulated depreciation	(1,446,141)
	$ 3,134,167

Depreciation expense for property and equipment and the leased compressors described in Note 4 was $2,410,780 and $1,681,232 for the years ended December 31, 2004 and 2003, respectively.

3. ACQUISITIONS

On March 31, 2003, the Company acquired 28 gas compressor packages from Hy-Bon Engineering Company, Inc. ("Hy-Bon"). The adjusted purchase price amounted to approximately $2,150,000. As part of the purchase and sale agreement, Hy-Bon withdrew as a member of Hy-Bon Rotary Compression, L.L.C. ("Joint Venture") effective as of January 1, 2003. The Company, as the other member, retained all assets of the Joint Venture, which had an unaudited aggregate value of $346,511 as of December 31, 2002. The Company dissolved the Joint Venture and agreed not to operate under the name Hy-Bon. The Company consolidated the operations of the Joint Venture beginning January 1, 2003 and began recording its share of the profit of the acquired interest beginning April 1, 2003. Prior to the acquisition, the Company had owned a non-controlling 50% interest in the Joint Venture and accounted for it on the equity method.

On October 18, 2004, Natural Gas Services Group, Inc. entered into a Stock Purchase Agreement with Screw Compression Systems, Inc., or "SCS", and the stockholders of SCS. Under this agreement, Natural Gas Services Group agreed to purchase all of the outstanding shares of capital stock of SCS.

SCS is a privately owned manufacturer of natural gas compressors, with its principal offices located in Tulsa, Oklahoma.

The stockholders of SCS will receive, in proportionate shares (based on their stock ownership of SCS), total consideration consisting of:

- $8 million in cash;
- promissory notes issued by Natural Gas Services in the aggregate principal amount of $3 million bearing interest at the rate of 4.00% per annum, maturing three years from the date of closing and secured by a letter of credit in the face amount of $2 million; and
- 609,576 shares of Natural Gas Services common stock. All of the shares, upon issuance, will be "restricted" securities within the meaning of Rule 144 under the Securities Act of 1933, as amended, and will bear a legend to that effect.

This transaction was completed January 3, 2005 and Natural Gas Services Group Inc will begin reporting combined financial information with SCS in January 2005.

4. LEASING ACTIVITY

The Company leases natural gas compressor packages to entities in the petroleum industry. The Company's cost and accumulated depreciation for the leased compressors as of December 31, 2004 was $27,734,030 and $4,820,774, respectively. These leases are classified as operating leases and generally have original lease terms of six months to five years and continue on a month-to-month basis thereafter. Future minimum lease payments for leases not on a month-to-month basis at December 31, 2004 are as follows:

Year Ended December 31,	
2005	$ 3,292,164
2006	855,845
2007	341,955
2008	178,723
Total	$ 4,668,687

5. LINE OF CREDIT

The Company has a line of credit with a financial institution that allows for borrowings up to $750,000, bears interest at the prime rate plus 1% and requires monthly interest payments with principal due at maturity on May 15, 2005. The line of credit is collateralized by substantially all of the assets of the Company. At December 31, 2004, there was a $549,856 outstanding balance on this line of credit.

The Company entered into a new Line of Credit on January 3, 2005 with the same financial institution which allows for borrowings up to $2,000,000, bears interest at the prime rate plus 1% and requires monthly interest payments with principal due at maturity on January 1, 2006. The line of credit is collateralized by substantially all of the assets of the Company. At December 31, 2004, there was no outstanding balance on this line of credit.

The line of credit and first three notes listed in Note 6 below are with the same bank and include certain covenants, the most restrictive of which require the Company to maintain certain working capital, debt to equity and cash flow ratios and certain minimum net worth. The Company was in compliance with all covenants at December 31, 2004.

6. LONG-TERM DEBT

Long-term debt at December 31, 2004 consisted of the following:

Note payable to a bank, interest at bank's prime rate plus 1.0% but not less than 5.25% (6.25% at December 31, 2004), monthly payments of principal of $170,801 plus interest until maturity on September 15, 2007. The note is collateralized by substantially all of the assets of the Company. See Note 5 regarding loan covenants.	$	5,300,696
Note payable to a bank, interest at bank's prime rate plus 1% but not less than 5.25% (6.25% at December 31, 2004). This is an advance line of credit note for $10,000,000. Interest is payable monthly. Principal is due in 60 consecutive payments beginning December 15, 2004 until November 15, 2009. The note is collateralized by substantially all of the assets of the Company. See Note 5 regarding loan covenants.		7,133,333
Note payable to a bank, interest at 7%, monthly payments of principal and interest totaling $2,614 until maturity in September 2010, collateralized by a building.		182,025
Various notes payable to a bank, interest rates ranging from prime plus 1% (6.25% at December 31, 2004) to 7.50%.		176,946
Capital lease		13,141
Other notes payable for vehicles, various terms		212,116
Total		13,018,257
Less current portion		(3,728,048)
	$	9,290,209

Maturities of long-term debt based on contractual requirements for the years ending December 31 are as follows:

2005	$ 3,728,048
2006	3,615,172
2007	2,667,228
2008	1,438,053
2009	1,439,370
Thereafter	130,386
	$ 13,018,257

7. SUBORDINATED NOTES

In 2001, the Company completed an offering of units consisting of subordinated debt and warrants. The balance of the subordinated debt, net of unamortized discount of $89,962, is $1,449,299 at December 31, 2004. Each unit consists of a $25,000 10% subordinated note due December 31, 2006 and a five-year warrant to purchase 10,000 shares of the Company's common stock at $3.25 per share. Interest only is payable annually, with all principal due at maturity. Warrants to purchase 61,570 shares were also granted on the same terms to a placement agent in connection with the offering. Certain stockholders, officers and directors purchased units in the subordinated debt offering, (totaling $259,261 in notes and warrants representing 103,704 shares) on the same terms and conditions as non-affiliated purchasers in the offering. As of December 31, 2004, warrants were outstanding from the offering for the purchase of a total of 548,175 shares.

8. INCOME TAXES

The provision for income taxes consists of the following:

	2004	2003
Current provision:		
Federal	$ -	$ -
State	20,000	25,000
	20,000	25,000
Deferred provision:		
Federal	1,028,538	592,799
State	91,381	79,000
	1,119,919	671,799
	$ 1,139,919	$ 696,799

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and (liabilities) are as follows:

	2004	2003
Deferred income tax assets:		
Net operating loss	$ 2,669,000	$ 727,000
Other	7,000	5,000
Total deferred income tax assets	2,676,000	732,000
Deferred income tax liabilities:		
Property and equipment	(5,483,000)	(2,410,000)
Goodwill and other intangible assets	(142,000)	(154,000)
Other	(9,000)	(11,000)
Total deferred income tax liabilities	(5,634,000)	(2,575,000)
Net deferred income tax liabilities	(2,958,000)	$ (1,843,000)

The effective tax rate differs from the statutory rate as follows:

	2004	2003
Statutory rate	34%	34%
State and local taxes	3%	5%
Nontaxable life insurance proceeds	(12)%	-
Other	-	(4)%
Effective rate	25%	35%

At December 31, 2004, the Company had available federal net operating loss ("NOL") carryforwards of approximately $7,200,000, which may be used to reduce future taxable income and expire in 2020 through 2024. The company also had alternative minimum tax NOL carryforwards of approximately $5,000,000. The company has also accumulated charitable contribution carryforwards of $9,000.

9. STOCKHOLDERS' EQUITY

Initial Public Offering

In October, 2002, the Company closed an initial public offering in which it sold 1,500,000 shares of common stock and warrants to purchase 1,500,000 shares of common stock for a total of $7,875,000. Costs and commissions associated with the offering totaled $1,345,830. The warrants are exercisable anytime through October 21, 2006 at $6.25 per share. In connection with this offering, the underwriter received options to purchase 150,000 shares of common stock at $6.25 per share and warrants at $0.3125 per share. The warrants, if purchased by the underwriter, will contain an exercise price of $7.81 per share. The underwriter's options expire in October 2007 and include a cashless exercise provision utilizing the Company's common stock.

Conversion

The Company may redeem the warrants upon 30 days' prior written notice at a price of $.25 per warrant if the closing price of our common stock equals or exceeds $10.9375 for 20 consecutive trading days.

Warrants
In April 2002 and March 2001, five-year warrants to purchase 16,472 shares of common stock at $3.25 per share and 68,524 shares at $2.50 per share, respectively, were issued to certain board members and stockholders as compensation for their debt guarantees. These warrants were immediately exercisable and were recorded at their estimated fair values of $42,025 in 2002 and $23,137 in 2001. All of these warrants remained outstanding as of December 31, 2004.

Preferred Stock
The Company has a total of 5,000,000 authorized preferred shares, with rights and preferences as designated by the Board of Directors. The Company had a private placement of Series A shares in 2001 and 2002. In connection with the offering, the underwriter received warrants to purchase 38,165 shares of common stock at $3.25 per share through December 1, 2006. The Series A shares had a cumulative annual dividend rate of 10%, when and if declared by the Board of Directors payable thirty days after the end of each quarter. Holders were entitled to one vote per share and the Series A shares were convertible into common stock initially at a price of $3.25 per share, subject to adjustment based on the market price and various other contingencies. In addition, Series A shares automatically converted to common stock on a one-for-one basis when the Company's common stock traded on a public exchange at a price of $6.50 per share or greater for twenty consecutive days. The Series A shares had a liquidation preference of $3.25 per share plus accrued and unpaid dividends over common stock.

In 2003, 38,000 Series A shares were converted to common stock. Total Series A shares outstanding at December 31, 2003 were 343,654.

In accordance with the provisions of the Convertible Series A Preferred Stock, on March 26, 2004 each share of Preferred Stock automatically converted to one share of Common Stock. The conversion occurred after the closing market price of the stock was equal to or higher than $6.50 for 20 consecutive trading days. 343,654 Preferred shares were converted at that time. Dividends payable at the conversion date were approximately $25,355.

Common Stock Private Placement

On July 20, 2004, the Company and CBarney Investments, Ltd. entered into a Securities Purchase Agreement. Under this agreement, the Company issued and sold 649,574 shares of its common stock to CBarney at $7.69736 per share. The per share price was determined by multiplying (x) $8.747, the average closing market price of the common stock on the American Stock Exchange for the twenty consecutive trading days ended July 15, 2004, times (y) eighty-eight percent. The Company received aggregate gross proceeds of $5,000,000 and net proceeds of $4,950,000.

10. STOCK-BASED COMPENSATION

Stock Options
In December 1998, the Board of Directors adopted the 1998 Stock Option Plan (the "Plan"). 150,000 shares of common stock have been reserved for issuance under the Plan. All options granted under the Plan will expire ten years after date of grant. The option price is to be determined by the Board of Directors on date of grant. The Company has also issued options that are not subject to the Plan.

In December 2003, the Company granted a total of 12,500 non-qualified stock options to its outside directors to purchase the Company's common stock at $5.55 per share any time through December 2013. At December 31, 2004, 10,000 of these options were outstanding. Also, in December 2003, options were granted to employees to purchase 15,000 shares of common stock at $5.58 per share. The employee options vest over three years and expire in December 2013.

In August 2004, options were granted to employees to purchase 38,000 shares of common stock at $7.50 per share. The employee options vest over three years and expire in December 2014.

The following is a summary of activity for the stock options outstanding for the years ended December 31, 2004 and 2003:

	DECEMBER 31, 2004		DECEMBER 31, 2003	
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	80,000	$ 3.92	161,500	$ 2.41
Canceled or expired	-	-	(9,000)	3.25
Granted	38,000	7.50	27,500	5.57
Exercised	(11,000)	3.23	(100,000)	2.00
Outstanding, end of year	107,000	$ 3.92	80,000	$ 3.92
Exercisable, end of year	46,000	$ 5.06	43,000	$ 3.68

11. COMMITMENTS

401(k) Plan

The Company offers a 401(k) Plan (the "401(k) Plan") to all employees that have reached the age of eighteen and have completed six months of service. The participants may contribute up to 15% of their salary. Employer contributions are subject to Board discretion and are subject to a vesting schedule of 20% each year after the first year and 100% after six years. The Company contributed $60,735 and $77,538 to the 401(k) Plan in 2003 and 2004, respectively.

Rented Facilities

The facility in Bloomfield, New Mexico is an approximately 4,000 square foot building that is leased at a current rate of $2,650 per month pursuant to a lease that terminates in May 2008. Approximately 1,000 square feet are used as office space and approximately 3,000 square feet are used for shop space. The facility in Bridgeport, Texas is an approximately 4,500 square foot building that is leased at a current rate of $1,500 per month pursuant to a lease that terminates in August 2006. Approximately 4,000 square feet is used as office space and approximately 500 square feet is used as shop space. Future rental payments under these leases for the years ended December 31 are as follows:

2005	$ 49,800
2006	43,800
2007	31,800
2008	13,250
	$ 138,650

12. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

Sales to two customers in the year ended December 31, 2004 amounted to 21% and 17% respectively of consolidated revenue. Sales to two customers in the year ended December 31, 2003 amounted to 28% and 10% respectively of consolidated revenue. No other single customer accounted for more than 10% of the Company's sales in 2003 or 2004. At December 31, 2004, two customers accounted for 12% and 10% respectively, of the Company's trade accounts receivable. The Company generally does not obtain collateral, but requires deposits of as much as 50% on large custom contracts.

13. OTHER INCOME

On March 15, 2004 the President and C.E.O. of the Company, Mr. Wayne L. Vinson, passed away after a battle with cancer. The Company held two life insurance policies on him, one for $1,000,000 and one for $500,000, with the Company as the beneficiary. The proceeds of $1,500,000 were recorded as other income.

14. SEGMENT INFORMATION

FAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, establishes standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by chief operating decision makers in deciding how to allocate resources and in assessing performance.

The Company identifies its segments based upon major revenue sources as follows:

For the year ended December 31, 2004 **(in thousands of dollars)**

	Sales	Service & Maintenance	Leasing	Corporate	Total
Revenue	$ 3,593	$ 1,874	$ 10,491	-	$ 15,958
Cost of Sales	2,556	1,357	3,038	-	6,951
Gross Margin	$ 1,037	$ 517	$ 7,453	-	$ 9,007
Operating Expenses	-	-	-	(5,096)	(5,096)
Other Income/(Expense)	-	-	-	603	603
Income before Provision for Income Taxes	$ 1,037	$ 517	$ 7,453	$ (4,493)	$ 4,514
*Segment Assets	-	-	-	$ 43,255	$ 43,255

For the year ended December 31, 2003 **(in thousands of dollars)**

	Sales	Service & Maintenance	Leasing	Corporate	Total
Revenue	$ 3,865	$ 1,773	$ 7,112	-	$ 12,750
Cost of Sales	2,860	1,243	1,954	-	6,057
Gross Margin	$ 1,005	$ 530	$ 5,158	-	$ 6,693
Operating Expenses	-	-	-	(4,018)	(4,018)
Other Income/(Expense)	-	-	-	(671)	(671)
Income before Provision for Income Taxes	$ 1,005	$ 530	$ 5,158	$ (4,689)	$ 2,004
*Segment Assets	-	-	-	$ 28,270	$ 28,270

* Management does not track assets by segment.

15. SUBSEQUENT EVENTS

As described in Note 3, on January 3, 2005 the Company completed the acquisition of Screw Compression Systems, Inc ("SCS"). In connection with the acquisition of SCS, on January 3, 2005 the Company, as borrower, and SCS, as guarantor, entered into a Third Amended and Restated Loan Agreement with Western National Bank (or WNB) for the following purposes:

- to facilitate the purchase of SCS
- to refinance SCS' existing real estate debt;
- to increase the amount of funds available for general working capital purposes;
- to modify our existing term loan facility; and
- to reflect the availability of additional funds for the construction of new compressor units for lease and resale.

The Loan Agreement provides for three term loan facilities, a revolving line of credit facility and an advancing term loan facility. The three term loan facilities are evidenced by three separate notes, two of which reflect new loans in the original principal amounts of $8,000,000 and $1,415,836, respectively, and one of which reflects our existing term loan evidenced by the $7,521,109 Term Note, as modified by the Modification Agreement. All outstanding principal under the $8,000,000 note is due and payable on January 1, 2012, and all outstanding principal under the $1,415,836 note is due and payable on January 1, 2010. The $7,521,109 Term Note evidences our existing term loan facility.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-KSB/A

(Amendment No. 1)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-31398

NATURAL GAS SERVICES GROUP, INC.

(Name of small business issuer in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	75-2811855 (I.R.S. Employer Identification No.)
2911 South County Road 1260 Midland, Texas (Address of principal executive offices)	79706 (Zip Code)

(432) 563-3974
(Issuer's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Common Stock $.01 Par Value
(Title of Class)

Warrants to Purchase Common Stock
(Title of Class)

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _√_ No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. _√_

State issuer's revenue for its most recent fiscal year: $15,958,199

The aggregate market value of the voting and non-voting common equity held by non-affiliates at March 23, 2005, computed by reference to the closing price of $10.76 per share on the American Stock Exchange, was $47,676,914.

The number of shares outstanding of each of the issuer's classes of common equity on March 23, 2005, was 6,765,764.

Documents Incorporated by Reference
None

Transitional Small Business Disclosure Format Yes ____ No _√_

EXPLANATORY NOTE

Natural Gas Services Group, Inc. is filing this Amendment No. 1 on Form 10-KSB/A to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as filed with the SEC on March 30, 2005, for the purpose of amending and restating in its entirety Item 11 and Item 13 of such Annual Report on Form 10-KSB, as set forth below. As a result of this amendment, Natural Gas Services Group, Inc. is filing as exhibits to this Amendment No. 1 on Form 10-KSB the certifications pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002. This Amendment No. 1 on Form 10-KSB/A does not change our previously reported financial statements and other financial disclosures.

Items included in the original Form 10-KSB that are not included herein are not amended and remain in effect as of the date of the original filing. Additionally, this Form 10-KSB/A does not purport to provide an update or a discussion of any other developments subsequent to the original filing.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 18, 2005, the beneficial ownership of our common stock by (i) each of our directors; (ii) each of our executive officers; (iii) all of our executive officers and directors as a group; and (iv) each person known by us to beneficially own more than five percent of our common stock. Except as otherwise indicated below, each of the individuals named in the table has sole voting and investment power, or shares such powers with his spouse, with respect to the shares set forth opposite his name.

Name and Address	Shares of Common Stock Beneficially Owned	Percent Beneficially Owned
Wallace O. Sellers P.O. Box 106 6539 Upper York Road Solebury, Pennsylvania 18963-0106	693,159[(1)]	10.2%
Charles G. Curtis 1 Penrose Lane Colorado Springs, Colorado 80906	80,500[(2)]	1.2%
Paul D. Hensley 3005 N. 15th Street Broken Arrow, Oklahoma 74012	426,829	6.3%
William F. Hughes 42921 Normandy Lane Lancaster, California 93536	247,000[(3)]	3.6%
Wallace C. Sparkman 4906 Oakwood Court Midland, Texas 79707	167,691[(4)]	2.5%
Gene A Strasheim 165 Huntington Place Colorado Springs, Colorado 80906	8,500[(5)]	*
Richard L. Yadon P.O. Box 8715 Midland, Texas 79708-8715	299,183[(6)]	4.4%
Ron L. Bingham P.O. Box 945 Lewiston, Michigan 49756	6,000[(7)]	*

W. Randy Larkin 5609 Heartland Midland, Texas 79707	12,000[(8)]	*
S. Craig Rogers 14732 Bluestem Ave Gardendale, Texas 79758	14,250[(9)]	*
Earl R. Wait 5102 Teakwood Trace Midland, Texas 79707	75,520[(10)]	1.1%
Scott W. Sparkman 1604 Ventura Ave Midland, Texas 79705	519,467[(11)]	7.7%
Charles L. Barney 952 Echo Lane, Suite 364 Houston, Texas 77024	936,274[(12)]	13.4%
RWG Investments LLC 5980 Wildwood Drive Rapid City, South Dakota 57902	369,000[(13)]	5.5%
Babson Capital Management LLC One Memorial Drive Cambridge, Massachusetts 02142-1300	651,700[(14)]	9.6%
All directors (and nominees) and executive officers as a group (12 persons)	2,550,099[(15)]	36.5%

* Less than one percent.

(1) Includes 196,091 shares of common stock owned by the Trust under Deed of Wallace O. Sellers, dated June 21, 1991, 196,091 shares of common stock owned by the Trust under Deed of Wallace O. Sellers, dated June 22, 1971; options to purchase 2,500 shares of common stock at $3.88 per share, options to purchase 2,500 shares of common stock at $5.55 per share, and options to purchase 2,500 shares of common stock at $9.34 per share held by Mr. Sellers; and 158,600 shares owned by Mr. Sellers' wife. The trustee of each trust is an unrelated third party. Mr. Sellers' wife is a contingent remainder beneficiary of one trust and a beneficiary during her lifetime of the other.

(2) Includes options to purchase 2,500 shares of common stock at $3.88 per share, options to purchase 2,500 shares of common stock at $5.55 per share, options to purchase 2,500 shares of common stock at $9.34 per share, and warrants to purchase 40,000 shares of common stock at $3.25 per share.

(3) Includes 180,500 shares of common stock and a warrant to purchase 60,000 shares of common stock at $3.25 per share owned by the William and Cheryl Hughes Family Trust, an option to purchase 2,500 share of common stock at $5.55, and an option to purchase 2,500 shares of common stock at $9.34.

(4) Includes 105,691 shares owned by Diamente Investments, LLP, a Texas limited partnership of which Mr. Sparkman is a general and limited partner.

(5) Includes options to purchase 2,500 shares of common stock at $5.55 per share and options to purchase 2,500 shares of common stock at $9.34 per share.

(6) Includes warrants to purchase 9,365 shares of common stock at $2.50 per share, warrants to purchase 5,318 shares of common stock at $3.25 per share, options to purchase 2,500 shares of common stock at $5.55 per share and options to purchase 2,500 shares of common stock at $9.34 per share.

(7) Includes an option to purchase 6,000 shares of common stock at $5.58 per share.

(8) Includes an option to purchase 12,000 shares of common stock at $7.50 per share.

(9) Includes warrants to purchase 1,125 shares of common stock at $6.25 per share and an option to purchase 12,000 shares of common stock at $3.25 per share.

(10) Includes an option to purchase 15,000 shares of common stock at $3.25 per share.

(11) Includes an option to purchase 3,000 shares of common stock at $7.50 per share, and 475,000 shares of common stock and warrants to purchase 21,467 shares of common stock at $2.50 per share owned by Diamond S DGT, a trust of which Mr. Sparkman is a co-trustee and co-beneficiary with his sister.

(12) Based on Amendment No. 1 to Schedule 13D filed with the SEC on March 22, 2005, Charles L. Barney, the sole indirect owner of CBarney Investments, Ltd. and Mark X Energy Company, reported beneficial ownership of 707,974 shares of common stock and warrants to purchase 228,300 shares of common stock. Mr. Barney reported shared voting and dispositive power with (i) CBarney Investments, Ltd. with respect to the 600,674 shares and warrants its owns and (ii) Mark X Energy Company with respect to the 335,600 shares and warrants it owns, due to his ownership control of those entities.

(13) Includes a warrant to purchase 15,000 shares of common stock at $6.25 per share, 245,000 shares of common stock owned by RWG Investments LLC, and 82,000 shares of common stock owned by G Five Development LLC. RWG Investments LLC is a limited liability company owned solely by Roland W. Gentner. G Five Development LLC is a limited liability company, the beneficial owners of which are Roland W. Gentner, his spouse, and his three sons.

(14) As reported in Schedule 13G filed with the SEC on February 8, 2005, Babson Capital Management LLC, in its capacity as investment adviser, may be deemed the beneficial owner of such shares which are owned by investment advisory client(s). Babson Capital reported sole voting power with respect to 641,400 shares; shared voting power with respect to 10,300 shares; and sole dispositive power with respect to 651,700 shares.

(15) Includes options to purchase 78,000 shares of common stock and warrants to purchase 137,275 shares of common stock.

Item 13. EXHIBITS

The following is a list of all exhibits filed as part of this Form 10-KSB/A:

Exhibit No.	Description
2.1	Purchase and Sale Agreement by and between Hy-Bon Engineering Company, Inc. and NGE Leasing, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated February 28, 2003 and filed with the Securities and Exchange Commission on March 6, 2003)
3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 of the 10QSB filed and dated November 10, 2004)
3.2	Bylaws (Incorporated by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.1	Form of warrant certificate (Incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.2	Form of warrant agent agreement (Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.3	Form of lock-up agreement (Incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.4	Form of representative's option for the purchase of common stock (Incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.5	Form of representative's option for the purchase of warrants (Incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.6	Stockholders Agreement, dated January 3, 2005 among Paul D. Hensley, Tony Vohjesus, Jim Hazlett and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 4.3 of the Registrant's From 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)

	Executive Compensation Plans and Arrangements (Exhibits 10.1, 10.24, 10.25 and 10.26)
10.1	1998 Stock Option Plan (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.2	Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.3	Exhibits 3(c)(1), 3(c)(2), 3(c)(3), 3(c)(4), 13(d)(1), 13(d)(2) and 13(d)(3) to Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.14 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.4	Amendment to Guaranty Agreement between Natural Gas Services Group, Inc. and Dominion Michigan Production Services, Inc. (Incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.5	Form of Series A 10% Subordinated Notes due December 31, 2006 (Incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.6	Form of Five-Year Warrants to Purchase Common Stock (Incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.7	Warrants issued to Berry-Shino Securities, Inc. (Incorporated by reference to Exhibit 10.10 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.8	Warrants issued to Neidiger, Tucker, Bruner, Inc. (Incorporated by reference to Exhibit 10.11 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.9	Form of warrant issued in March 2001 for guaranteeing debt (Incorporated by reference to Exhibit 10.12 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.10	Form of warrant issued in April 2002 for guaranteeing debt (Incorporated by reference to Exhibit 10.13 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)

10.11	Articles of Organization of Hy-Bon Rotary Compression, L.L.C., dated April 17, 2000 (Incorporated by reference to Exhibit 10.18 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.12	Regulations of Hy-Bon Rotary Compression, L.L.C. (Incorporated by reference to Exhibit 10.19 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.13	First Amended and Restated Loan Agreement between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 27, 2003 and filed with the Securities and Exchange Commission on April 14, 2003)
10.14	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Alan Kurus (Incorporated by reference to Exhibit 10.25 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.15	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Wayne Vinson (Incorporated by reference to Exhibit 10.26 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.16	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Earl Wait (Incorporated by reference to Exhibit 10.27 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.17	Triple Net Lease Agreement, dated June 1, 2003, between NGE Leasing, Inc. and Steven J. & Katherina L. Winer (Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)
10.18	Lease Agreement, dated June 19, 2003, between NGE Leasing, Inc. and Wise Commercial Properties (Incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)
10.19	Lease Agreement, dated March 1, 2004, between the Registrant and the City of Midland, Texas (Incorporated by reference to Exhibit 10.19 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)

10.20	Second Amended and Restated Loan Agreement, dated November 3, 2003, between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.20 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)
10.21	Securities Purchase Agreement, dated July 20, 2004, between the Registrant and CBarney Investments, Ltd. (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated July 20, 2004 and filed with the Securities and Exchange Commission on July 27, 2004)
10.22	Stock Purchase Agreement, dated October 18, 2004, by and among the Registrant, Screw Compression Systems, Inc., Paul D. Hensley, Jim Hazlett and Tony Vohjesus (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated October 18, 2004 and filed with the Securities and Exchange Commission on October 21, 2004)
10.23	Fourth Amended and Restated Loan Agreement (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 14, 2005 as filed with the Securities and Exchange Commission on March 18, 2005)
10.24	Employment Agreement between Paul D. Hensley and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 10.1 of the Registrants Form 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)
10.25	Employment Agreement between William R. Larkin and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 10.25 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
10.26	Promissory Note, dated January 3, 2005, in the original principal amount of $2,100,000.00 made by Natural Gas Services Group, Inc. payable to Paul D. Hensley (Incorporated by reference to Exhibit 10.26 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
14.0	Code of Ethics (Incorporated by reference to Exhibit 14.0 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)

21.0	Subsidiaries (Incorporated by reference to Exhibit 21.0 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
23.1	Consent of Hein & Associates LLP (Incorporated by reference to Exhibit 23.1 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
*31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

NATURAL GAS SERVICES GROUP, INC.

By: /s/ Stephen C. Taylor
Stephen C. Taylor, President and Principal Executive Officer

By: /s/ Earl R. Wait
Earl R. Wait, Chief Financial Officer

EXHIBIT INDEX

The following is a list of all exhibits filed as part of this Form 10-KSB/A:

Exhibit No.	Description
2.1	Purchase and Sale Agreement by and between Hy-Bon Engineering Company, Inc. and NGE Leasing, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated February 28, 2003 and filed with the Securities and Exchange Commission on March 6, 2003)
3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 of the 10QSB filed and dated November 10, 2004)
3.2	Bylaws (Incorporated by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.1	Form of warrant certificate (Incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.2	Form of warrant agent agreement (Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.3	Form of lock-up agreement (Incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.4	Form of representative's option for the purchase of common stock (Incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.5	Form of representative's option for the purchase of warrants (Incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
4.6	Stockholders Agreement, dated January 3, 2005 among Paul D. Hensley, Tony Vohjesus, Jim Hazlett and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 4.3 of the Registrant's From 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)
	Executive Compensation Plans and Arrangements (Exhibits 10.1, 10.24, 10.25 and 10.26)

10.1	1998 Stock Option Plan (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.2	Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.3	Exhibits 3(c)(1), 3(c)(2), 3(c)(3), 3(c)(4), 13(d)(1), 13(d)(2) and 13(d)(3) to Asset Purchase Agreement, dated January 1, 2001, between the Registrant and Great Lakes Compression, Inc. (Incorporated by reference to Exhibit 10.14 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.4	Amendment to Guaranty Agreement between Natural Gas Services Group, Inc. and Dominion Michigan Production Services, Inc. (Incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.5	Form of Series A 10% Subordinated Notes due December 31, 2006 (Incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.6	Form of Five-Year Warrants to Purchase Common Stock (Incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.7	Warrants issued to Berry-Shino Securities, Inc. (Incorporated by reference to Exhibit 10.10 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.8	Warrants issued to Neidiger, Tucker, Bruner, Inc. (Incorporated by reference to Exhibit 10.11 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.9	Form of warrant issued in March 2001 for guaranteeing debt (Incorporated by reference to Exhibit 10.12 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.10	Form of warrant issued in April 2002 for guaranteeing debt (Incorporated by reference to Exhibit 10.13 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.11	Articles of Organization of Hy-Bon Rotary Compression, L.L.C., dated April 17, 2000 (Incorporated by reference to Exhibit 10.18 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)

10.12	Regulations of Hy-Bon Rotary Compression, L.L.C. (Incorporated by reference to Exhibit 10.19 of the Registrant's Registration Statement on Form SB-2, No. 333-88314)
10.13	First Amended and Restated Loan Agreement between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 27, 2003 and filed with the Securities and Exchange Commission on April 14, 2003)
10.14	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Alan Kurus (Incorporated by reference to Exhibit 10.25 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.15	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Wayne Vinson (Incorporated by reference to Exhibit 10.26 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.16	Form of Termination of Employment Agreement Letter relating to the Employment Agreement of Earl Wait (Incorporated by reference to Exhibit 10.27 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002)
10.17	Triple Net Lease Agreement, dated June 1, 2003, between NGE Leasing, Inc. and Steven J. & Katherina L. Winer (Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)
10.18	Lease Agreement, dated June 19, 2003, between NGE Leasing, Inc. and Wise Commercial Properties (Incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003)
10.19	Lease Agreement, dated March 1, 2004, between the Registrant and the City of Midland, Texas (Incorporated by reference to Exhibit 10.19 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)
10.20	Second Amended and Restated Loan Agreement, dated November 3, 2003, between the Registrant and Western National Bank (Incorporated by reference to Exhibit 10.20 of the Registrant's Form 10-QSB for the fiscal quarter ended June 30, 2004)
10.21	Securities Purchase Agreement, dated July 20, 2004, between the Registrant and CBarney Investments, Ltd. (Incorporated by reference to Exhibit 4.1 of the

	Registrant's Current Report on Form 8-K dated July 20, 2004 and filed with the Securities and Exchange Commission on July 27, 2004)
10.22	Stock Purchase Agreement, dated October 18, 2004, by and among the Registrant, Screw Compression Systems, Inc., Paul D. Hensley, Jim Hazlett and Tony Vohjesus (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated October 18, 2004 and filed with the Securities and Exchange Commission on October 21, 2004)
10.23	Fourth Amended and Restated Loan Agreement (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 14, 2005 as filed with the Securities and Exchange Commission on March 18, 2005)
10.24	Employment Agreement between Paul D. Hensley and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 10.1 of the Registrants Form 8-K Report, dated January 3, 2005, as filed with the Securities and Exchange Commission on January 7, 2005)
10.25	Employment Agreement between William R. Larkin and Natural Gas Services Group, Inc. (Incorporated by reference to Exhibit 10.25 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
10.26	Promissory Note, dated January 3, 2005, in the original principal amount of $2,100,000.00 made by Natural Gas Services Group, Inc. payable to Paul D. Hensley (Incorporated by reference to Exhibit 10.26 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
14.0	Code of Ethics (Incorporated by reference to Exhibit 14.0 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
21.0	Subsidiaries (Incorporated by reference to Exhibit 21.0 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
23.1	Consent of Hein & Associates LLP (Incorporated by reference to Exhibit 23.1 of the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)
*31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

*31.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

Exhibit 31.1

Certification of Chief Executive Officer Under
Section 302 of the Sarbanes-Oxley Act of 2002

I, Stephen C. Taylor, Chief Executive Officer of Natural Gas Services Group, Inc., certify that:

1. I have reviewed this Amendment No. 1 on Form 10-KSB/A of Natural Gas Services Group, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Omitted;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business

issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: May 3, 2005

/s/ Stephen C. Taylor
Stephen C. Taylor
Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer Under
Section 302 of the Sarbanes-Oxley Act of 2002

I, Earl R. Wait, Chief Financial Officer of Natural Gas Services Group, Inc., certify that:

1. I have reviewed this Amendment No. 1 on Form 10-KSB/A of Natural Gas Services Group, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Omitted;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: May 3, 2005

/s/ Earl R. Wait
Earl R. Wait
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Natural Gas Services Group, Inc. (the "Company") on Form 10-KSB/A for the year ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Stephen C. Taylor, President and Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Stephen C. Taylor
Stephen C. Taylor
Chief Executive Officer

May 3, 2005

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Natural Gas Services Group, Inc. (the "Company") on Form 10-KSB/A for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Earl R. Wait, Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Earl R. Wait
Earl R. Wait
Chief Financial Officer

May 3, 2005






NGSG
NATURAL GAS SERVICES GROUP, INC.
800-580-1828



NATURAL GAS SERVICES GROUP, INC.

www.ngsgi.com

2911 SCR 1260
Midland, Texas 79706
(432) 563-3974
(432) 563-5567 fax

3690 CR 491
Lewiston, Michigan 49756
(989) 786-3788
(989) 786-5182 fax

3900 N. 1st
Bloomfield, New Mexico 87413
(505) 632-4566
(505) 632-1364 fax

Bldg 107 PR 1420
Bridgeport, TX 76426
(940) 683-5322
(940) 683-5113 fax

Screw Compression Systems, Inc.
5725 Bird Creek Avenue
Catoosa, OK 74015
(918) 266-3330
(918) 971-1818 fax